EXECUTION COPY
STOCK PURCHASE AGREEMENT
AMONG
OMG KOKKOLA CHEMICALS HOLDING (TWO) BV,
OMG HARJAVALTA CHEMICALS HOLDING BV,
OMG FINLAND OY,
OM GROUP, INC.,
NORILSK NICKEL (CYPRUS) LIMITED
and
OJSC MMC NORILSK NICKEL
Dated as of November 17, 2006

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SECTION 11.07.	Amendments and Waivers	62
SECTION 11.08.	Severability	62
SECTION 11.09.	Governing Law and Jurisdiction	63
SECTION 11.10.	Waiver of Jury Trial	63
SECTION 11.11.	Time of Essence	63
SECTION 11.12. SECTION 11.13.	Specific Performance Translation	63 64

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LIST OF SCHEDULES
TO STOCK PURCHASE AGREEMENT

Schedule	Description
Schedule 1.03(a)	Closing Deliveries of Purchaser
Schedule 1.03(b)	Closing Deliveries of the Sellers
Schedule 2.03	OMG – No Conflicts; Consents
Schedule 3.01	Organization, Standing and Power of the Sellers
Schedule 3.03	Sellers – No Conflicts; Consents
Schedule 3.04	Subject Shares, the Talvivaara Shares and the Additional Talvivaara Interest
Schedule 3.05	Interests in the Nickel Business
Schedule 4.01(a)	Organization, Standing and Power of the Companies, Cawse and MPI
Schedule 4.01(b)	Organization Documents
Schedule 4.02(a)	Capital Stock of the Companies, Cawse, MPI and Talvivaara, etc.
Schedule 4.02(b)	Interests in any other Person
Schedule 4.03	Third-Party Consents
Schedule 4.05(b)	Exceptions to Condition of Assets
Schedule 4.06(a)	Business Property of the Companies and Cawse
Schedule 4.06(b)	Owned Property and Leased Property (including Tenements) other than Business Property of the Companies and Cawse
Schedule 4.07	Company Intellectual Property
Schedule 4.08(a)	Contracts of the Companies and Cawse over US$1 million Annual Consideration
Schedule 4.08(b)	Exceptions to Company Contracts
Schedule 4.08(c)	Contracts of the Companies and Cawse with Guarantees, etc.
Schedule 4.09	Taxes
Schedule 4.10	Judgments; Proceedings
Schedule 4.11	Benefit Plans
Schedule 4.12	Absence of Changes or Events
Schedule 4.13(a)	Notices of Noncompliance with Laws
Schedule 4.13(b)	Permits of the Companies and Cawse
Schedule 4.14(a)	Compliance with Environmental Laws
Schedule 4.14(b)	Any Environmental Liability, etc.
Schedule 4.14(c)(ii)	Environmental Permits
Schedule 4.14(d)(i)	Certain Environmental Matters
Schedule 4.14(d)(ii)	Real Property Used as Dump or Landfill
Schedule 4.14(d)(iii)	PCBs, Toxic Mold and Friable Asbestos
Schedule 4.14(e)	Transportation of Hazardous Materials
Schedule 4.14(f)	Liens in Connection with Environmental Liabilities
Schedule 4.14(g)	Claims, Notices or Citations of Violation of Environmental Laws
Schedule 4.14(j)	Environmental Capital Expenditures
Schedule 4.15	Labor Agreements and Industrial Instruments

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Schedule	Description
Schedule 4.16	Related Party Transactions of the Companies and Cawse
Schedule 4.18	Insurance of the Companies and Cawse
Schedule 4.19	Sufficiency of Assets
Schedule 4.20	Material Customers and Material Suppliers of the Companies and Cawse
Schedule 4.21	Employees
Schedule 4.23	Books and Records of the Companies and Cawse
Schedule 4.24	No Undisclosed Liabilities
Schedule 6.01	Covenants Relating to Conduct of Business
Schedule 6.08	Names, Trademarks and Logos
Schedule 6.10	Undertakings by NN
Schedule 6.11	Undertakings by OMG
Schedule 6.12	Guarantees
Schedule 6.13	Environmental Audit
Schedule 6.15	Transferred Employees
Schedule 6.16	Additional Agreements
Schedule 7.02(c)	Contract Consents
Schedule 7.02(d)	KCH BV Restructuring
Schedule 7.02(e)	Intercompany Accounts
Schedule 9.01(g)	Allocation
Schedule 11.03(i)	Notice Address of NN and Purchaser
Schedule 11.03(ii)	Notice Address of OMG and the Sellers
Schedule 11.04(b)(i)	Assigned Contracts
Schedule 11.04(b)(ii)	Cawse Net Working Capital
Schedule 11.04(b)(iii)	Cawse Target Net Working Capital
Schedule 11.04(b)(iv)	HNO Net Working Capital
Schedule 11.04(b)(v)	HNO Target Net Working Capital
Schedule 11.04(b)(vi)	Knowledge of the Sellers
Schedule 11.04(b)(vii)	Related Documents

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     This STOCK PURCHASE AGREEMENT, dated as of November 17, 2006 (this “Agreement”), by and among OMG KOKKOLA CHEMICALS HOLDING (TWO) BV, a company organized under the laws of The Netherlands (“New BV”), OMG HARJAVALTA CHEMICALS HOLDING BV, a company organized under the laws of The Netherlands (“HCH BV”), OMG FINLAND OY, a company organized under the laws of Finland (“OMG Finland,” and together with New BV and HCH BV, the “Sellers”), OM GROUP, INC., a Delaware corporation (“OMG”), NORILSK NICKEL (CYPRUS) LIMITED, a company organized under the laws of Cyprus (“Purchaser”) and OJSC MMC NORILSK NICKEL, a company organized under the laws of the Russian Federation (“NN”).
RECITALS OF THE PARTIES
     A. (i) New BV owns all of the issued and outstanding shares (the “KCH BV Shares”) of common stock of OMG Kokkola Chemicals Holding BV, a company organized under the laws of The Netherlands (“KCH BV”); (ii) HCH BV owns all of the issued and outstanding shares (the “HNO Shares” and, together with the KCH BV Shares, the “Subject Shares”) of common stock of OMG Harjavalta Nickel Oy, a company organized under the laws of Finland (“HNO,” and together with KCH BV, the “Companies”); and (iii) OMG Finland owns 68,966 of the issued and outstanding shares (the “Talvivaara Shares”) of common stock, par value €0.01 per share, and a debt interest convertible into an additional 104,945 shares (the “Additional Talvivaara Interest”, together with the Talvivaara Shares, the “Talvivaara Investment”) of Talvivaaran Kaivososakeyhtiö, a company organized under the laws of Finland (“Talvivaara”);
     B. KCH BV owns all of the issued and outstanding shares (the “Cawse Stock”) of OMG Cawse Pty. Ltd. ACN 099 027 559, a company organized under the laws of Australia (“Cawse”) and 20% of the issued and outstanding shares (the “MPI Stock”) of MPI Nickel Pty. Ltd. ACN 088 127 379, a company organized under the laws of Australia (“MPI”);
     C. OMG is the ultimate parent entity of the Sellers and the Companies;
     D. NN is a party to this Agreement solely for purposes of making the representations and warranties contained in Article V and the undertakings contained in Sections 1.01 and 6.10; and
     E. The Sellers desire to sell to Purchaser, and Purchaser desires to purchase from the Sellers, all of the Subject Shares and the Talvivaara Investment upon the terms and conditions contained in this Agreement.
     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE SUBJECT SHARES; CLOSING
     SECTION 1.01. Purchase and Sale of the Subject Shares and the Talvivaara Investment.
     (a) At the Closing, the Sellers shall sell, transfer and deliver or cause to be sold, transferred and delivered to Purchaser, or to one or more affiliates designated by Purchaser in writing to OMG not less than five (5) business days prior to the Closing Date (“Purchaser’s Designees”), and NN, Purchaser, or Purchaser’s Designees, shall purchase from the Sellers, the Subject Shares and subject to Section 1.01(b), the Talvivaara Shares, for an aggregate purchase price of US$408 million (the “Purchase Price”), payable as set forth in Section 1.03(a)(i) and subject to the following adjustments:
     (i) the adjustment provided in Section 1.01(b);
     (ii) the adjustment provided in Section 1.04;
     (iii) the addition of the sum of the Cawse Target Cash and the HNO Target Cash; and
     (iv) the subtraction of the sum of the Cawse Target Debt and the HNO Target Debt.
The Purchase Price as adjusted pursuant to clauses (i), (iii) and (iv) above is hereafter referred to as the “Closing Payment”. The purchase and sale of the Subject Shares and the Talvivaara Investment (unless the Talvivaara Shares are not transferred to Purchaser or Purchaser’s Designees pursuant to Section 1.01(b)), is referred to in this Agreement as the “Acquisition”.
     (b) Talvivaara Shares.
     (i) If, as of the Closing, any shareholder of Talvivaara has exercised its right of first refusal (the “Right of First Refusal”) under the Shareholders Agreement and the Articles of Association of Talvivaara to purchase the Talvivaara Shares to be transferred to Purchaser or Purchaser’s Designees under this Agreement, then the Purchase Price will be reduced by US$8.3 million and the Talvivaara Shares will not be part of the Acquisition.
     (ii) If, as of the Closing, the Right of First Refusal has not expired or been exercised or waived by the Talvivaara shareholders, then Section 6.14(b) shall apply, the Purchase Price will be reduced by US$8.3 million and the Talvivaara Shares will not be transferred to Purchaser or Purchaser’s Designees at the Closing (but may be subsequently transferred pursuant to Section 6.14(b)).
     (c) Cawse and HNO Target Cash and Debt. No later than five (5) business days prior to the Closing Date, the Sellers shall deliver to Purchaser a statement setting forth their good faith estimate of the estimated Cash of Cawse (the “Cawse Target Cash”), the estimated Debt of

Cawse (the “Cawse Target Debt”), the estimated Cash of HNO (the “HNO Target Cash”), and the estimated Debt of HNO (the “HNO Target Debt”), all as of the Closing Date. The Cawse Target Cash, the Cawse Target Debt, the HNO Target Cash and the HNO Target Debt shall be converted to United States dollars based on the Exchange Rate as of the business day immediately preceding the Closing Date.
     SECTION 1.02. Closing Date. The closing of the Acquisition (the “Closing”) shall take place at the offices of Jones Day, 21 Tudor Street, London EC4M 8BU, England, at 10:00 a.m. on the first business day of the month following the month in which the conditions set forth in Article VII are satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing among the Sellers, OMG and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed effective for all purposes hereunder at 12:01 a.m. on the Closing Date. Subject to the provisions of Article VIII, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.02 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.
     SECTION 1.03. Closing Deliveries.
     (a) At the Closing, NN, Purchaser, or Purchaser’s Designees, shall deliver to the Sellers the following:
     (i) payment, by wire transfer to one or more bank accounts (but not more than one (1) such account for each Seller) designated in writing by the Sellers (such designation to be made by the Sellers at least five (5) business days prior to the Closing Date), an amount in immediately available funds equal, in the aggregate, to the Closing Payment;
     (ii) the certificates to be delivered pursuant to Section 7.03;
     (iii) a counterpart of the Transition Services Agreement attached as Exhibit A hereto (the “Transition Services Agreement”), duly executed by HNO;
     (iv) a counterpart of the Patent Assignment and License Agreement attached as Exhibit B hereto (the “Patent License Agreement”), duly executed by HNO;
     (v) a counterpart of the Contract Assignment and Assumption Agreement attached as Exhibit C hereto and such other documents as the parties agree (collectively, the “Contract Assignment and Assumption Agreement”), duly executed by Purchaser or Purchaser’s Designees with respect to Purchaser’s or Purchaser’s Designees’ assumption of the Assigned Contracts;
     (vi) a counterpart of each of the agreements listed in Schedule 1.03(a), duly executed by the party or parties specified therein;
     (vii) such other documents as the Sellers shall reasonably request; and

     (viii) a certificate of an officer of NN and Purchaser, given on behalf of NN and Purchaser and not in his individual capacity, certifying as to the certificate of incorporation and by-laws (or equivalent organizational documents) of NN and Purchaser and as to the resolutions of the board of directors (or equivalent governing body) of NN and Purchaser authorizing this Agreement and the transactions contemplated hereby.
     (b) At the Closing, the Sellers shall deliver, or cause to be delivered to Purchaser, or Purchaser’s Designees, the following:
     (i) certificates representing the HNO Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer tax stamps, if any, affixed;
     (ii) a deed of transfer for the KCH BV Shares, in the form attached hereto as Exhibit D (the “Deed of Transfer”), duly executed by New BV before a civil law notary;
     (iii) a share transfer agreement for the Talvivaara Shares (if transferred as part of the Acquisition pursuant to Section 1.01), in the form attached hereto as Exhibit E (the “Share Transfer Agreement”), duly executed by OMG Finland;
     (iv) the certificates to be delivered pursuant to Section 7.02;
     (v) unless otherwise requested in writing, duly signed resignations, effective immediately after the Closing, of all directors of the Companies and Cawse and of those OMG-appointed or OMG affiliate-appointed directors of MPI;
     (vi) a counterpart of the Transition Services Agreement duly executed by OMG Kokkola Chemicals Oy (“OMG Kokkola”), OMG and OMG Finland;
     (vii) a counterpart of the Patent License Agreement duly executed by OMG Kokkola;
     (viii) a counterpart of the Contract Assignment and Assumption Agreement duly executed by OMG;
     (ix) a counterpart of each of the agreements listed in Schedule 1.03(b), duly executed by the party specified therein;
     (x) such other documents as Purchaser shall reasonably request;
     (xi) original corporate record books and stock record books of each of the Companies; provided, however, the Sellers shall be entitled to retain the original books and records of KCH BV that do not relate to the Nickel Business so long as KCH BV has copies thereof (possession of such items to be with the Companies at the Closing); and
     (xii) a certificate of an officer of OMG and each of the Sellers, given on behalf of OMG and each Seller and not in his individual capacity, certifying as to the certificate of incorporation (or equivalent organizational documents) and by-laws (or equivalent organizational documents) of OMG and such Seller and as to the resolutions of the board of directors (or equivalent governing body) of OMG and such Seller authorizing this Agreement and the transactions contemplated hereby.
     SECTION 1.04. Purchase Price Adjustment.
     (a) Within sixty (60) days after the Closing Date, Purchaser and New BV shall jointly cause to be prepared a working capital statement (the “Cawse Final Working Capital Statement”), setting forth the Cawse Net Working Capital as of the Closing Date (the “Cawse Final Working Capital”) and a balance sheet (the “Cawse Closing Balance Sheet”, together with the Cawse Final Working Capital Statement, the “Cawse Closing Statement”) setting forth the Cash (the “Cawse Final Cash”) and Debt (the “Cawse Final Debt”) of Cawse as of the Closing Date.
     (b) If within such sixty (60) day period Purchaser and New BV have not agreed on the Cawse Closing Statement, either of such parties may deliver written notice to the other of any dispute with respect to the preparation or content of the Cawse Closing Statement. In the event of such notification of a dispute, Purchaser and New BV shall negotiate in good faith to resolve such dispute. If Purchaser and New BV, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after one of the parties has advised the other of its objections, then Purchaser and New BV jointly shall engage Deloitte Touche Tohmatsu, unless otherwise agreed among the parties (the “Australian Accounting Firm”), to resolve such dispute. As promptly as practicable, and in any event not more than fifteen (15) days thereafter, Purchaser and New BV shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the dispute to the Australian Accounting Firm. As soon as practicable thereafter, Purchaser and New BV shall cause the Australian Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and New BV. Purchaser and New BV shall share equally the expenses of the Australian Accounting Firm. All determinations made by the Australian Accounting Firm will be final, conclusive and binding on the parties.
     (c) Within sixty (60) days after the Closing Date, Purchaser and HCH BV shall jointly cause to be prepared a working capital statement (the “HNO Final Working Capital Statement”), setting forth the HNO Net Working Capital as of the Closing Date (the “HNO Final Working Capital”) and a balance sheet (the “HNO Closing Balance Sheet”, together with the HNO Final Working Capital Statement, the “HNO Closing Statement”), setting forth the Cash (the “HNO Final Cash”) and Debt (the “HNO Final Debt”) of HNO as of the Closing Date.
     (d) If within such sixty (60) day period, Purchaser and HCH BV have not agreed on the HNO Closing Statement, either of such parties may deliver written notice to the other of any dispute with respect to the preparation or content of the HNO Closing Statement. In the event of such notification of a dispute, Purchaser and HCH BV shall negotiate in good faith to resolve such dispute. If Purchaser and HCH BV, notwithstanding such good faith effort, fail to resolve such dispute within fifteen (15) days after one of the parties has advised the other of its objections, then Purchaser and HCH BV jointly shall engage Deloitte Touche Tohmatsu, unless otherwise agreed among the parties (the “Finnish Accounting Firm”), to resolve such dispute.

As promptly as practicable, and in any event not more than fifteen (15) days thereafter, Purchaser and HCH BV shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the dispute to the Finnish Accounting Firm. As soon as practicable thereafter, Purchaser and HCH BV shall cause the Finnish Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and HCH BV. Purchaser and HCH BV shall share equally the expenses of the Finnish Accounting Firm. All determinations made by the Finnish Accounting Firm will be final, conclusive and binding on the parties.
     (e) For purposes of complying with the terms set forth in this Section 1.04, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Cawse Closing Statement and the HNO Closing Statement and the resolution of any disputes thereunder.
     (f) (i) If the Cawse Final Working Capital (as finally determined pursuant to Section 1.04(b)) is less than the Cawse Target Net Working Capital, then the Australian dollar amount of such shortfall shall be converted to United States dollars based on the Exchange Rate as of the Closing Date, and the Purchase Price will be adjusted downward by the amount of such United States dollar shortfall, and the Sellers shall pay or cause to be paid an amount in cash equal to such shortfall, together with interest accruing thereon pursuant to Section 1.04(h), to Purchaser by wire transfer of immediately available United States funds to an account or accounts designated in writing by Purchaser to the Sellers. Any such payment shall be made within five (5) business days of the date on which the Cawse Final Working Capital is finally determined pursuant to this Section 1.04.
     (ii) If the Cawse Final Working Capital (as finally determined pursuant to Section 1.04(b)) is greater than the Cawse Target Net Working Capital, then the Australian dollar amount of such excess shall be converted to United States dollars based on the Exchange Rate as of the Closing Date, and the Purchase Price will be adjusted upward by the amount of such United States dollar excess, and the Purchaser shall pay or cause to be paid an amount in cash equal to such excess, together with interest accruing thereon pursuant to Section 1.04(h), to the Sellers by wire transfer of immediately available United States funds to an account or accounts designated in writing by the Sellers to Purchaser. Any such payment shall be made within five (5) business days of the date on which the Cawse Final Working Capital is finally determined pursuant to this Section 1.04.
     (iii) If the result of the Cawse Final Cash minus the Cawse Final Debt (as finally determined pursuant to Section 1.04(b)) is less than the result of the Cawse Target Cash minus the Cawse Target Debt, then the Australian dollar amount of such shortfall shall be converted to United States dollars based on the Exchange Rate as of the Closing Date, and the Purchase Price will be adjusted downward by the amount of such United States dollar shortfall, and the Sellers shall pay or cause to be paid an amount in cash equal to such shortfall, together with interest accruing thereon pursuant to Section

1.04(h), to Purchaser by wire transfer of immediately available United States funds to an account or accounts designated in writing by Purchaser to the Sellers. Any such payment shall be made within five (5) business days of the date on which the Cawse Final Cash and the Cawse Final Debt are finally determined pursuant to this Section 1.04.
     (iv) If the result of the Cawse Final Cash minus the Cawse Final Debt (as finally determined pursuant to Section 1.04(b)) is greater than the result of the Cawse Target Cash minus the Cawse Target Debt, then the Australian dollar amount of such excess shall be converted to United States dollars based on the Exchange Rate as of the Closing Date, and the Purchase Price will be adjusted upward by the amount of such United States dollar excess, and the Purchaser shall pay or cause to be paid an amount in cash equal to such excess, together with interest accruing thereon pursuant to Section 1.04(h), to the Sellers by wire transfer of immediately available United States funds to an account or accounts designated in writing by the Sellers to Purchaser. Any such payment shall be made within five (5) business days of the date on which the Cawse Final Cash and the Cawse Final Debt are finally determined pursuant to this Section 1.04.
     (v) The Sellers and Purchaser may agree to aggregate the payments required by this Section 1.04(f) into a single payment.
     (g) (i) If the HNO Final Working Capital (as finally determined pursuant to Section 1.04(d)) is less than the HNO Target Net Working Capital, then the Euro amount of such shortfall shall be converted to United States dollars based on the Exchange Rate as of the Closing Date, and the Purchase Price will be adjusted downward by the amount of such United States dollar shortfall, and the Sellers shall pay or cause to be paid an amount in cash equal to such shortfall, together with interest accruing thereon pursuant to Section 1.04(h), to Purchaser by wire transfer of immediately available United States funds to an account or accounts designated in writing by Purchaser to the Sellers. Any such payment shall be made within five (5) business days of the date on which the HNO Final Working Capital is finally determined pursuant to this Section 1.04.
     (ii) If the HNO Final Working Capital (as finally determined pursuant to Section 1.04(d)) is greater than the HNO Target Net Working Capital, then the Euro amount of such excess shall be converted to United States dollars based on the Exchange Rate as of the Closing Date, and the Purchase Price will be adjusted upward by the amount of such United States dollar excess, and the Purchaser shall pay or cause to be paid an amount in cash equal to such excess, together with interest accruing thereon pursuant to Section 1.04(h), to the Sellers by wire transfer of immediately available United States funds to an account or accounts designated in writing by the Sellers to Purchaser. Any such payment shall be made within five (5) business days of the date on which the HNO Final Working Capital is finally determined pursuant to this Section 1.04.
     (iii) If the result of the HNO Final Cash minus the HNO Final Debt (as finally determined pursuant to Section 1.04(d)) is less than the result of the HNO Target Cash minus the HNO Target Debt, then the Euro amount of such shortfall shall be converted to United States dollars based on the Exchange Rate as of the Closing Date, and the

Purchase Price will be adjusted downward by the amount of such United States dollar shortfall, and the Sellers shall pay or cause to be paid an amount in cash equal to such shortfall, together with interest accruing thereon pursuant to Section 1.04(h), to Purchaser by wire transfer of immediately available United States funds to an account or accounts designated in writing by Purchaser to the Sellers. Any such payment shall be made within five (5) business days of the date on which the HNO Final Cash and the HNO Final Debt are finally determined pursuant to this Section 1.04.
     (iv) If the result of the HNO Final Cash minus the HNO Final Debt (as finally determined pursuant to Section 1.04(d)) is greater than the result of the HNO Target Cash minus the HNO Target Debt, then the Euro amount of such excess shall be converted to United States dollars based on the Exchange Rate as of the Closing Date, and the Purchase Price will be adjusted upward by the amount of such United States dollar excess, and the Purchaser shall pay or cause to be paid an amount in cash equal to such excess, together with interest accruing thereon pursuant to Section 1.04(h), to the Sellers by wire transfer of immediately available United States funds to an account or accounts designated in writing by the Sellers to Purchaser. Any such payment shall be made within five (5) business days of the date on which the HNO Final Cash and the HNO Final Debt are finally determined pursuant to this Section 1.04.
     (v) The Sellers and Purchaser may agree to aggregate the payments required by this Section 1.04(g) into a single payment.
     (h) The amount of any payments with respect to working capital, Cash and Debt pursuant to this Section 1.04 shall each bear interest thereon from the Closing Date to the date of such payment at the prime rate of interest published in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rate if more than one rate is indicated) on the Closing Date.
     (i) Following the Closing through the later of agreement of Purchaser and New BV or HCH BV, as applicable, regarding: (i) the Cawse Closing Statement; and (ii) the HNO Closing Statement, Purchaser shall not take any action with respect to the accounting books and records of the Companies and Cawse on which the Cawse Closing Statement and the HNO Closing Statement are to be based that are not consistent with the Companies’ and Cawse’s past practices. Without limiting the generality of the foregoing, no changes shall be made in any reserve or other account existing as of the Closing Date except as a result of events occurring prior to the Closing Date and, in such event, only in a manner fully consistent with the Companies’ and Cawse’s past practices.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
RELATING TO OMG
OMG hereby represents and warrants to Purchaser as follows:

     SECTION 2.01. Organization, Standing and Power. OMG is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of OMG to (i) perform its obligations under this Agreement and the Related Documents to which it is specified to be a party, as applicable, or (ii) consummate the Acquisition and the other transactions contemplated hereby and thereby (an “OMG Material Adverse Effect”).
     SECTION 2.02. Authority; Execution and Delivery; Enforceability. OMG has full power and authority to execute, deliver and perform its obligations under this Agreement and the Related Documents to which it is specified to be a party, as applicable, and to consummate the Acquisition and the other transactions contemplated hereby and thereby and all corporate actions have been taken by it that are necessary for it to execute and perform its obligations hereunder and thereunder. The execution, delivery and performance by OMG of this Agreement and the Related Documents to which it is specified to be a party, as applicable, and the consummation by OMG of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary OMG corporate action. OMG has duly executed and delivered this Agreement, and as of the Closing Date, will have executed and delivered the Related Documents to which it is specified to be a party, as applicable, all of which constitute, or will constitute, a valid and binding obligation of OMG, enforceable against it in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity (the “General Enforceability Exceptions”).
     SECTION 2.03. No Conflicts; Consents. The execution, delivery and performance by OMG of this Agreement and the Related Documents to which it is specified to be a party, as applicable, does not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby, and compliance by OMG with the terms hereof and thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of OMG under, any provision of (i) the certificate of incorporation or by-laws (or equivalent organizational documents) of OMG, (ii) except as set forth on Schedule 2.03, any Contract to which OMG is a party or by which any of its properties or assets is bound or (iii) any Judgment or Law applicable to OMG or its properties or assets, other than any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, an OMG Material Adverse Effect. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to OMG in connection with the execution, delivery and performance of this Agreement and the Related Documents to which it is specified to be a party, as applicable, or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than (A) compliance with the Council Regulation (EC) No 139/2004 (the “ECMR”), (B) compliance with the requirements under the Australian Foreign Acquisitions and Takeovers Act 1975 (the “FATA”), (C) other Required Regulatory Approvals, and (D) those that may be required solely by reason of NN’s or Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby.

     SECTION 2.04. Proceedings. There are no Proceedings or claims pending or, to the Knowledge of OMG and the Sellers, threatened against OMG or any of its affiliates that, if determined adversely to OMG or such affiliate, would reasonably be expected to have, individually or in the aggregate, an OMG Material Adverse Effect.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
RELATING TO THE SELLERS, THE SUBJECT SHARES,
THE TALVIVAARA SHARES AND THE TALVIVAARA INVESTMENT
          Each of the Sellers hereby, jointly and severally, represents and warrants to Purchaser as follows:
     SECTION 3.01. Organization, Standing and Power. Each of the Sellers is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized which jurisdiction is set forth in Schedule 3.01, and has full corporate power and authority to carry on their respective businesses as presently conducted and own the KCH BV Shares (in the case of New BV), the HNO Shares (in the case of HCH BV) and the Talvivaara Investment (in the case of OMG Finland), except as had not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Sellers (i) to perform their obligations under this Agreement and the Related Documents to which they are specified to be parties, as applicable, or (ii) to consummate the Acquisition and the other transactions contemplated hereby and thereby (a “Sellers Material Adverse Effect”).
     SECTION 3.02. Authority; Execution and Delivery; Enforceability. Each of the Sellers has full power and authority to execute, deliver and perform its obligations under this Agreement and the Related Documents to which it is specified to be a party, as applicable, and to consummate the Acquisition and the other transactions contemplated hereby and thereby, and all corporate actions have been taken by it that are necessary for it to execute and perform its obligations hereunder and thereunder. The execution, delivery and performance by the Sellers of this Agreement and the Related Documents to which they are specified to be a party, as applicable, and the consummation by the Sellers of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. Each of the Sellers has duly executed and delivered this Agreement, and as of the Closing Date, will have duly executed and delivered the Related Documents to which it is specified to be a party, as applicable, all of which constitute, or will constitute, a valid and binding obligation of each of the Sellers, enforceable against it in accordance with their terms, subject to the General Enforceability Exceptions.
     SECTION 3.03. No Conflicts; Consents. The execution, delivery and performance by each Seller of this Agreement and the Related Documents to which it is specified to be a party, as applicable, does not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby, and compliance by such Seller with the terms hereof and thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of such Seller under, any provision of (i) the certificate of incorporation or by-laws (or equivalent organizational documents) of such Seller, (ii) except as set forth on Schedule 3.03, any Contract to which such Seller is a party or by which any of its properties or assets is bound or (iii) any Judgment or Law applicable to such Seller or its properties or assets, other than any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Sellers Material Adverse Effect. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Seller in connection with the execution, delivery and performance of this Agreement and the Related Documents to which they are specified to be parties, as applicable, or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than (A) compliance with the ECMR, (B) compliance with the requirements under the FATA, (C) other Required Regulatory Approvals, and (D) those that may be required solely by reason of NN’s or Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby.
     SECTION 3.04. The Subject Shares, the Talvivaara Shares and the Additional Talvivaara Interest.
     (a) Except as set forth on Schedule 3.04, the Sellers collectively have good and valid title to the Subject Shares, in each case, free and clear of all Liens. OMG Finland has good and valid title to the Talvivaara Investment free and clear of all Liens. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Subject Shares and the Talvivaara Shares, and upon delivery to Purchaser at the Closing, or at the time of such transfer, of certificates or such other appropriate documents, representing the Subject Shares and the Talvivaara Shares, duly endorsed by the Sellers for transfer to Purchaser, and upon the Sellers’ receipt of the Purchase Price, good and valid title to the Subject Shares and the Talvivaara Shares will pass to Purchaser (or Purchaser’s Designees, as the case may be), in each case, free and clear of any Liens other than those arising from acts of Purchaser or its affiliates. Other than this Agreement, and except as set forth on Schedule 3.04, the Subject Shares and the Talvivaara Shares are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition, as applicable, of the Subject Shares or the Talvivaara Shares.
     (b) The convertible capital loan agreement (the “Talvivaara Loan Agreement”) representing the Additional Talvivaara Interest between OMG Finland and Talvivaara has been duly executed by OMG Finland and Talvivaara. The loan amount paid by OMG Finland in the Talvivaara Loan Agreement has not been repaid by Talvivaara to OMG Finland and the Additional Talvivaara Interest has not been converted into shares of Talvivaara. There has been no act or omission to act under the Talvivaara Loan Agreement that would amend, modify or diminish OMG Finland’s rights thereunder. Upon assignment to HNO of the Talvivaara Loan Agreement before the Closing, HNO shall obtain all rights and privileges granted OMG Finland as lender under the Talvivaara Loan Agreement.
     SECTION 3.05. Interests in the Nickel Business. Except as set forth on Schedule 3.05 and except for their interests in the Companies, Cawse, MPI and Talvivaara, none of OMG or its affiliates: (i) engage in any activities; (ii) is a party to any other Contract; (iii)

owns or leases any other assets (other than as set forth in this Agreement); or (iv) owns directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person engaged in, or with activities, in the case of (i), (ii), (iii) or (iv) related to, the business of exploration for, mining of, beneficiation of, smelting of, leaching of or refining of nickel, other than any cobalt related or nickel related specialty chemical assets or businesses (the “Nickel Business”).
     SECTION 3.06. Proceedings. There are no Proceedings or claims pending or, to the Knowledge of the Sellers, threatened against the Sellers or any of its affiliates that, if determined adversely to the Sellers or such affiliate, would reasonably be expected to have, individually or in the aggregate, a Sellers Material Adverse Effect.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
RELATING TO THE COMPANIES AND CAWSE
          Each of the Sellers hereby, jointly and severally, represents and warrants to Purchaser as follows:
     SECTION 4.01. Organization; Standing and Power.
     (a) Each of the Companies, Cawse and MPI: (i) is an entity duly organized, validly existing and in good standing (in jurisdictions that recognize this concept) under the Laws of the jurisdiction in which it is organized, which jurisdiction is set forth in Schedule 4.01(a); (ii) has full corporate power and authority to carry on its business as presently conducted and to own or lease its assets; and (iii) is duly qualified and in good standing (in jurisdictions that recognize this concept) to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties makes such qualification necessary, which jurisdictions are set forth in Schedule 4.01(a) except, in the case of clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than Cawse, neither of the Companies has any subsidiaries. KCH BV has full corporate power and authority to own the Cawse Stock and the MPI Stock.
     (b) Except as set forth on Schedule 4.01(b), the Sellers have made available to Purchaser or its representatives true and complete copies of: (i) the organizational documents, each as amended to date, of each of the Companies, Cawse, MPI and Talvivaara; (ii) the stock certificates representing ownership interests in each of the Companies, Cawse and MPI; and (iii) the share register, transfer books and the minute books of each of the Companies and Cawse.
     SECTION 4.02. Capital Stock.
     (a) The authorized capital stock, par value per share, total number of issued and outstanding shares of capital stock, and the record and beneficial owner of the issued and outstanding capital stock of each of the Companies, Cawse, MPI and Talvivaara (in the case of Talvivaara, to the Knowledge of the Sellers after due inquiry) are set forth in Schedule 4.02(a). Except for the Subject Shares, there are no shares of capital stock or other equity securities of either of the Companies issued, reserved for issuance or outstanding. Except for the Cawse Stock, there are no shares of capital stock or other equity securities of Cawse issued, reserved for issuance or outstanding. Except as set forth in Schedule 4.02(a), there are no shares of capital stock or other equity securities of MPI or, to the Knowledge of the Sellers, Talvivaara issued, reserved for issuance or outstanding. The Subject Shares, the Cawse Stock and the MPI Stock, and to the Knowledge of the Sellers, the Talvivaara Investment, are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right or subscription right, the Deed of Incorporation (or equivalent organizational documents) or Articles of Association (or equivalent organizational documents) of the Companies (in the case of the Subject Shares), Cawse (in the case of the Cawse Stock), MPI (in the case of the MPI Stock) or Talvivaara (in the case of the Talvivaara Investment) or any Contract to which either of the Companies, Cawse, MPI or Talvivaara is a party or otherwise bound. There are no bonds, debentures, notes or other indebtedness of any of the Companies or Cawse having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of shares of common stock of any of the Companies or Cawse may vote (“Voting Company Debt”). There are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which either of the Companies, Cawse, MPI or Talvivaara (in the case of Talvivaara, to the Knowledge of the Sellers) is a party or by which any of them is bound (i) obligating either of the Companies, Cawse, MPI or Talvivaara to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, either of the Companies, Cawse, MPI or Talvivaara or any Voting Company Debt; or (ii) obligating either of the Companies, Cawse, MPI or Talvivaara to issue, grant, extend or enter into any such option, warrant, call, right, unit, Contract or undertaking. There are no outstanding contractual obligations of either of the Companies, Cawse, MPI or Talvivaara (in the case of Talvivaara, to the Knowledge of the Sellers) to repurchase, redeem or otherwise acquire any shares of capital stock of either of the Companies, Cawse, MPI or Talvivaara. Other than this Agreement, and except as set forth on Schedule 4.02(a), the Cawse Stock and the MPI Stock are not subject to any voting trust agreement or other Contract, including any Contract restricting or otherwise relating to the voting, dividend rights or disposition, as applicable, of the Cawse Stock and the MPI Stock.
     (b) Except as set forth on Schedule 4.02(b) and except for their interests in Cawse and the MPI Stock, as of the date of this Agreement, neither of the Companies owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint-venture interest or other equity interest in any person. KCH BV has good and valid title to the Cawse Stock and the MPI Stock, in each case, free and clear of all Liens.
     SECTION 4.03. No Conflicts; Consents. The execution, delivery and performance by each of the Companies of this Agreement and the Related Documents to which they are specified to be parties, as applicable, does not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby, and compliance by each of the Companies and Cawse with the terms hereof and thereof, will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of either of the Companies or Cawse under, any provision of (i) the certificate of incorporation or by-laws (or equivalent organizational documents) of either of the Companies or Cawse, (ii) except as set forth on Schedule 4.03, any Company Contract, or (iii) any Judgment or Law applicable to either of the Companies or Cawse or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to either of the Companies or Cawse in connection with the entry into, execution, delivery and performance of this Agreement, the Related Documents to which they are specified to be parties, as applicable, or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than (A) compliance with the ECMR, (B) compliance with the requirements under the FATA, (C) other Required Regulatory Approvals and (D) those that may be required solely by reason of NN’s or Purchaser’s (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby.
     SECTION 4.04. Financial Statements. The Sellers have delivered or made available to Purchaser a correct and complete copy of: (i) the audited balance sheet of Cawse as at December 31, 2005 (the “Cawse Balance Sheet”), and the audited statements of income and cash flows for the fiscal year then ended, together with the notes and schedules thereto (together with the Cawse Balance Sheet, the “Cawse Financial Statements”) and (ii) the unaudited balance sheets for Cawse for each month end for the period from September 2005 to August 2006 (the “Cawse Interim Financial Statements”) and (b) (i) the audited balance sheet of HNO as at December 31, 2005 (the “HNO Balance Sheet” and, together with the Cawse Balance Sheet, the “Balance Sheet”), and the audited statements of income and cash flows for the fiscal year then ended, together with the notes and schedules thereto (together with the HNO Balance Sheet, the “HNO Financial Statements”) and (ii) the unaudited balance sheet of HNO for each month end for the period September 2005 to August 2006 (the “HNO Interim Financial Statements”). The Cawse Financial Statements and the Cawse Interim Financial Statements have been prepared in conformity with applicable Law and with the books and records of Cawse, and with Australian GAAP consistently applied, and on that basis fairly present in all material respects the financial condition, results of operations and, where applicable, cash flows of Cawse as of the respective dates thereof and for the respective periods indicated. The HNO Financial Statements and the HNO Interim Financial Statements have been prepared in conformity with applicable Law and with the books and records of HNO and with Finnish GAAP consistently applied and on that basis fairly present in all material respects the financial condition, results of operations and, where applicable, cash flows of HNO as of the respective dates thereof and for the respective periods indicated. To the Knowledge of the Sellers, provisions or reserves have been made in the Cawse Financial Statements, the Cawse Interim Financial Statements, the HNO Financial Statements and the HNO Interim Financial Statements for all income Tax liable to be assessed on HNO and Cawse for which such Cawse Financial Statements and the HNO Financial Statements have been prepared in respect of: (A) profits, gains or income (as computed for taxation purposes) arising or accruing or deemed to arise or accrue on or before December 31, 2005 (the “Balance Sheet Date”); (B) any transactions effected or deemed to be effected on or before the Balance Sheet Date; and (C) distributions made or deemed to be made on or before the Balance Sheet Date.

     SECTION 4.05. Assets Other than Real Property or Intellectual Property Interests.
     (a) The Companies and Cawse collectively have good and valid title to all the material assets reflected on the Balance Sheet or thereafter acquired, other than those disposed of since the Balance Sheet Date in each case free and clear of all Liens, except Permitted Liens. All such assets are suitable for the purposes for which they are presently used, and, together with all personal property held under lease or other Contract, is sufficient to conduct the Nickel Business as currently conducted.
     (b) Except as set forth on Schedule 4.05(b), the buildings, plants, structures, and equipment of the Companies and Cawse are structurally sound and in good operating condition and repair and such buildings, plants, structures, and equipment are not in need of material maintenance or repairs except for: (i) ordinary, routine maintenance and repairs; and (ii) exceptions to soundness, good operating condition and repair and need for material maintenance or repairs which do not exceed for any single building, plant, structure or piece of equipment a cost to remedy in excess of US$3 million.
     (c) This Section 4.05 does not relate to real property or interests in real property, such items being exclusively governed by Section 4.06, or to Intellectual Property, such items being exclusively governed by Section 4.07.
     SECTION 4.06. Real Property.
     (a) Schedule 4.06(a) sets forth a complete list of all real property and interests in real property (i) owned in fee by either of the Companies (individually, an “Owned Property”) and (ii) leased by, licensed to, or permitted to either of the Companies or Cawse (individually, a “Leased Property” ), including any leases, licenses or permits in respect of exploring, mining, beneficiation, smelting, leaching or refining in respect of minerals and all ancillary activities (and any other rights to mine and other privileges granted appurtenant to any such leases, licenses or permits) (individually, a “Tenement”) applied for, by, or granted to either of the Companies or Cawse, or any Tenement applied for, or granted in renewal or extension of, or in substitution in whole or in part for, any such Tenements, in each case, used by Cawse as set forth in its five year mining plan and the Tenements as set forth in Schedule 4.06(a) (collectively, the “Cawse Tenements”) or by HNO (such Owned Property and Leased Property (including Tenements), the “Business Property”). Except as set forth in Schedule 4.06(a), the Companies and Cawse collectively have good and valid title to all Owned Property that is Business Property, properly registered to the relevant Company or Cawse, and good and valid title to the leasehold estates in all Leased Property that is Business Property (such Owned Property or Leased Property being sometimes referred to herein, individually, as a “Company Property”), properly registered to the relevant Company or Cawse, in each case free and clear of all Liens, except (i) such Liens as are set forth in Schedule 4.06(a), and (ii) Permitted Liens. Each of the leases, licenses, permits or other grants of rights for the Leased Property that is Business Property (collectively, the “Company Leases”) is valid, in full force and effect and in good standing and neither of the Companies nor Cawse has received any written notice that it is in default under any of the Company Leases. Without limiting the generality of the foregoing all amounts payable pursuant to the Company Leases have been timely paid. Notwithstanding any other representation or warranty contained in this Article IV, the representations and warranties contained in this Section

4.06(a) constitute the sole representations and warranties of the Sellers relating to title to the Company Property. There is no outstanding material dispute, claim, demand or notice affecting any Company Property, and no written notice of such has been received and, to the Knowledge of the Sellers, there are no circumstances which may be expected reasonably to give rise to such a dispute, claim, demand or notice. There are no outstanding Judgments or Proceedings, fines, or other penalties or claims pending or, to the Knowledge of the Sellers, threatened against Cawse with respect to native title on any Business Property and no written notice has been received by the Sellers or Cawse threatening to commence any Proceeding or claim with respect to native title on any Business Property. Except as set forth in the preceding sentence, the Sellers make no representations or warranties with respect to native title.
     (b) Schedule 4.06(b) sets forth a complete list of all Owned Property and Leased Property (including Tenements) that is not Business Property.
     SECTION 4.07. Intellectual Property.
     (a) Schedule 4.07 sets forth a true and complete list of each item of Company Intellectual Property that is registered with, or subject to application for registration with, any Governmental Entity or Internet domain name registrar, indicating for each such item the registration or application number and the applicable filing jurisdiction. Except as set forth on Schedule 4.07, the Companies and Cawse own each item of Company Intellectual Property free and clear of all Liens, other than non-exclusive licenses granted in the ordinary course of business. Each item of Company Intellectual Property is valid and enforceable, and all maintenance fees for any such registered Company Intellectual Property have been paid. No item of Company Intellectual Property is licensed by either of the Companies or Cawse to any unaffiliated third-party, except for such non-exclusive licenses granted in the ordinary course of business. The Companies and Cawse own or have valid license rights to all Company Intellectual Property necessary to conduct the Nickel Business in all material respects in the manner in which the Nickel Business has been conducted by OMG and its affiliates prior to the date of this Agreement. The Company Intellectual Property is not subject to any outstanding order, Judgment, decree or agreement adversely affecting the Companies’ or Cawse’s use thereof or rights thereto. To the Knowledge of the Sellers, there is no litigation, opposition, cancellation, Proceeding, objection or claim pending, asserted or threatened against either of the Companies or Cawse concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any Company Intellectual Property. To the Knowledge of the Sellers, (i) the conduct of the Nickel Business as it has been conducted by the Sellers and is currently conducted by the Sellers does not infringe the Intellectual Property rights of any third-party, and (ii) no third-party is infringing any Company Intellectual Property right. No software has been internally developed by the Companies or Cawse. The Companies and Cawse have taken all commercially reasonable action to maintain and protect their respective interests in the Intellectual Property rights owned by such entity, including using reasonable efforts to maintain the confidentiality of any trade secrets and confidential information. Without limiting the foregoing, the Companies and Cawse have maintained, and have used commercially reasonable efforts to enforce, a policy requiring each employee, consultant and contractor to execute a proprietary information and confidentiality agreement, substantially in the form previously provided to Purchaser. The consummation of the transactions contemplated herein will not result in the impairment, loss or release of any material Company Intellectual Property and each of such Company Intellectual Property rights will be owned or available for use by the Companies or Cawse on identical terms and conditions immediately subsequent to the Closing.
     (b) For purposes of this Agreement, (i) “Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Internet domain names and uniform resource locators, and the goodwill associated with any of the foregoing; inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, software, technical information and trade secrets; copyrights, copyrightable works, and rights in databases and data collections; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world; and registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalents or counterparts thereof; and all documentation and embodiments of the foregoing; and (ii) “Company Intellectual Property” means all Intellectual Property owned, licensed or controlled by the Companies and Cawse or utilized in their operations.
     SECTION 4.08. Contracts.
     (a) Schedule 4.08(a) sets forth a complete and correct list of each Contract to which either of the Companies or Cawse is a party that is reasonably likely to involve annual consideration of more than US$1,000,000. Neither of the Companies nor Cawse is party to any Contract under which (i) any person (other than any Company or Cawse) has directly or indirectly guaranteed indebtedness or other liabilities of either Company or Cawse or (ii) either Company or Cawse has guaranteed indebtedness or other liabilities of any person (other than any Company or Cawse), in any such case, in respect of indebtedness or other liabilities in excess of US$250,000. Neither of the Companies nor Cawse is party to any Contract under which either Company or Cawse has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any person (other than a Company or Cawse), in any such case, with outstanding indebtedness in excess of US$100,000, except as set forth in Schedule 4.08(a).
     (b) The Sellers have delivered or made available to Purchaser a correct and complete copy of each Contract to which either of the Companies or Cawse is a party that is reasonably likely to involve annual consideration of more than US$250,000 (each such Contract, a “Company Contract”). To the Knowledge of the Sellers, except as set forth on Schedule 4.08(b), (i) each Company Contract is in full force and effect and is valid, binding and enforceable against the parties thereto in accordance with its terms, subject to the General Enforceability Exceptions, and (ii) neither the Companies nor Cawse is in breach or violation of, or default under, any Company Contract, except, in the case of clauses (i) and (ii), for any such failures to be valid, binding, in full force and effect or enforceable, or any such breaches, violations or defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact.

     (c) Except as set forth on Schedule 4.08(c), there is not outstanding: (i) any Contract to which any Company or Cawse is a party or which is legally binding on such company and which: (A) is dependent on the guarantee, covenant of or security provided by any other person, or (B) is a Contract for the sale of shares or the whole or part of a business undertaking (excluding the sale of stock in the ordinary course of business) and which contains warranties or indemnities or other obligations under which such company has unsatisfied or unfulfilled liabilities or obligations (in each case, which are material to that company); or (ii) any material Contract to which a Seller or any other subsidiary of OMG is a party where the benefits of such Contract or arrangement are held by such Seller or other subsidiary of OMG for or are otherwise enjoyed by, one or more of the Companies or Cawse.
     SECTION 4.09. Taxes. Except as set forth on Schedule 4.09:
     (a) each of the Companies and Cawse has (i) timely, correctly and completely filed all Tax Returns required to be filed by them, and (ii) paid all Taxes due and owing by them (whether or not shown on any Tax Return);
     (b) none of the Companies and Cawse has waived any statute of limitations in respect of Taxes or is the beneficiary of any extension of time within which to file any Tax Return;
     (c) no claim has ever been made by a Competent Authority in a jurisdiction where any of the Companies and Cawse does not file Tax Returns that any of the Companies or Cawse is or may be subject to taxation by that jurisdiction;
     (d) there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of any of the Companies or Cawse;
     (e) none of the Companies or Cawse has been engaged in any related party transactions other than on an arm’s length basis, which would potentially lead to additional Tax liabilities;
     (f) except for any limitation on the availability for recoupment that is the result of the transactions contemplated by this Agreement, all of the carried forward Tax losses disclosed within the income Tax Returns of Cawse in relation to the year ended December 31, 2005, that remain unused as of the Closing Date are available for recoupment as at the Closing Date for the purposes of Australian Tax Law on the basis that the conditions required in order to carry forward Tax losses have been satisfied; provided, however, the Sellers make no representation as to whether Purchaser or Purchaser’s Designees meet applicable requirements for utilization of such Tax losses; and
     (g) the unpaid Taxes of the Companies and Cawse (A) do not and as of Closing Date will not, exceed the reserve for Tax liability (excluding any deferred Tax assets or liabilities that reflect differences between the financial statement carrying value of assets and liabilities and their Tax bases) set forth on the most recent balance sheet of the Companies or Cawse (other than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time from the date of the Balance Sheet through the Closing Date in accordance with the past custom and practice of the Companies and Cawse in filing their Tax Returns.

     (h) For purposes of this Agreement:
           “Tax” or “Taxes” shall mean all national, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture and other taxes, and including all interest, penalties and additions imposed with respect to such amounts.
           “Competent Authority” shall mean any Governmental Entity exercising Tax regulatory authority.
           “Tax Return” or “Tax Returns” shall mean all returns, declarations of estimated tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or to be filed with any Competent Authority in connection with the determination, assessment, collection or administration of any Taxes.
     SECTION 4.10. Judgments; Proceedings. Except as set forth in Schedule 4.10, as of the date of this Agreement (i) there are no outstanding Judgments or Proceedings, fines, or other penalties or claims pending or, to the Knowledge of the Sellers, threatened against either of the Companies or Cawse that are reasonably likely to result in a liability in excess of US$100,000 against any such party, and no written notice has been received by any such person threatening to commence any Proceeding or claim or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, the Acquisition, (ii) there are no Proceedings or claims by either of the Companies or Cawse pending, or which either Company or Cawse intends to initiate, against any other person, and (iii) to the Knowledge of the Sellers, no matter exists which could reasonably be expected to give rise to (i) or (ii).
     SECTION 4.11. Benefit Plans. Schedule 4.11 sets forth a correct and complete list identifying each material bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, long service leave, other leave, employment, consulting, disability, death benefit, hospitalization, medical insurance, life insurance, welfare, termination, severance or other employee benefit plan, agreement, arrangement or understanding which is maintained, administered or contributed to by the Companies or any of their affiliates and covers any Employee as of the date hereof. Such plans, agreements, arrangements and understandings are referred to collectively herein as the “Employee Plans.” Copies or summaries of each Employee Plan have been delivered or made available to Purchaser. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact, each Employee Plan has been administered in accordance with its terms and in compliance with applicable Law. All contributions required to be made by the Companies or any of their affiliates to any Employee Plan by applicable Laws or by any such Employee Plan or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any such Employee Plan, for any period through the date of this Agreement have been timely made or paid in full and through the Closing Date will be timely made or paid in full. The consummation of the Acquisition will not result in the payment, vesting, or acceleration of any benefit under any Employee Plan.
     SECTION 4.12. Absence of Changes or Events. From the Balance Sheet Date, except as contemplated by this Agreement or as set forth on Schedule 4.12, (x) each of the Companies and Cawse have conducted their businesses and operations only in the ordinary course consistent with past practice, and there has been no change or development or combination of changes or developments that has had or would reasonably be expected to have a Company Material Adverse Effect and (y) neither of the Companies nor Cawse has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in the last sentence of Section 6.01.
     SECTION 4.13. Compliance with Applicable Laws; Permits.
     (a) The Companies and Cawse are in compliance with all applicable Laws, except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have an Adverse Impact. Except as set forth on Schedule 4.13(a), neither of the Companies nor Cawse has received any written notice since June 30, 2004 from a Governmental Entity that alleges that either of the Companies or Cawse is not in compliance in any material respect with any applicable Law. Neither of the Companies nor Cawse is subject to or in default under any Judgment, except for matters that have been resolved or are no longer outstanding or as would not reasonably be expected to have an Adverse Impact.
     (b) Except as set forth on Schedule 4.13(b), the Companies and Cawse have all governmental permits, licenses, certificates, warrants, confirmations, franchises, variances, exemptions, exceptions, orders and other governmental authorizations, consents, clearances and approvals necessary to conduct their business as presently conducted (collectively, the “Permits”), except those Permits the failure of which to possess would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact. There are no violations of the terms and conditions of any Permit required under applicable Laws by the Companies and Cawse that would reasonably be expected to have, individually or in the aggregate, an Adverse Impact. The Companies and Cawse have filed or caused to be filed all reports, notifications and filings with, and have paid all regulatory fees to, the applicable Governmental Entity necessary to maintain all of the Permits in full force and effect, except in each case for any Permits the failure of which to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact. Except as set forth on Schedule 4.13(b), neither of the Companies nor Cawse has received any written notice since June 30, 2004 of a Proceeding relating to the revocation, cancellation, modification or termination of any Permit, the loss of which would reasonably be expected to have, individually or in the aggregate, an Adverse Impact. To the Knowledge of the Sellers, there are no circumstances which could reasonably be expected to result in the suspension, cancellation, modification or termination of any Permit which could reasonably be expected to have, individually or in the aggregate, an Adverse Impact. This Section 4.13(b) does not relate to matters with respect to the title to those Permits which constitute Tenements, such items being exclusively governed by Section 4.06(a).

     SECTION 4.14. Environmental Matters.
     (a) Except as disclosed in Schedule 4.14(a), the business of the Companies and Cawse has been operated in compliance with all applicable Environmental Laws, except for such noncompliance as would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact.
     (b) Except as disclosed in Schedule 4.14(b), neither the Companies nor Cawse has any Environmental Liability, and there are no Releases or other facts, circumstances or conditions that could result in any Environmental Liability, except for such Environmental Liabilities as would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact.
     (c) The Company and Cawse have been duly issued and maintain all environmental Permits necessary to own or operate their business or assets as currently owned or operated. Schedule 4.14(c)(ii) sets forth a true and complete list of all such environmental Permits, all of which are valid and in full force and effect. The Company and Cawse have timely filed applications for all environmental Permits. None of the environmental Permits listed in Schedule 4.14(c)(ii) requires consent, notification, or other action to remain in full force and effect following consummation of the transactions contemplated hereby.
     (d) (1) Except as disclosed in Schedule 4.14(d)(i), the Company Property contains no underground tanks or underground piping associated with such tanks or any drywell or cesspool, used currently or in the past for the management of Hazardous Materials, and no portion of such property is or has been used as a dump or landfill or consists of or contains filled in land or wetlands; (2) Except as disclosed in Schedule 4.14(d)(ii), no real property formerly owned, operated, or leased by the Companies or Cawse was used as a dump or landfill during such ownership, operation or tenancy, and to the Knowledge of the Sellers, no such use occurred at any time prior to such ownership, operation, or tenancy of such real property. Except as disclosed in Schedule 4.14(d)(iii), to the Knowledge of the Sellers, no PCBs, toxic mold or friable asbestos materials are present on or in the Company Property or the improvements thereon.
     (e) Except as disclosed in Schedule 4.14(e), neither the Companies nor Cawse has arranged, by Contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Materials at any location (i) such that it is or could be liable for Remediation of such location pursuant to Environmental Laws, except for such liability as would not reasonably be expected, individually or in the aggregate, to have an Adverse Impact, or (ii) that is listed on any governmental database of properties that may or do require Remediation under Environmental Laws.
     (f) Except as disclosed in Schedule 4.14(f), no Lien in favor of any person relating to or in connection with any Environmental Liability has been filed or has attached to any Company Property.
     (g) Except as disclosed in Schedule 4.14(g), neither the Companies nor Cawse has received any written claim, notice or citation concerning any violation or alleged violation of any applicable Environmental Law relating to the operation of the business of the Companies or Cawse in the three (3) years prior to the date of this Agreement.
     (h) There are no Judgments outstanding, or any Proceedings pending, concerning compliance with or liability under any Environmental Law relating to the business or assets of the Companies or Cawse.
     (i) The Sellers have furnished or made available to Purchaser copies of all environmental assessments, reports, audits and other documents in their possession or under their control that relate to the Company Property, compliance with Environmental Laws, or any other real property that the Companies or Cawse, formerly owned, operated, or leased.
     (j) Schedule 4.14(j) sets forth a description of the environmental investments and related capital expenditures with respect to the business of HNO based on the requirements of the environmental Permit Nos. 11/2002/2 and 69-70/2004/1 currently in effect.
     SECTION 4.15. Labor Relations.
     (a) Schedule 4.15 sets forth a true and complete list as of the date of this Agreement of all material Labor Agreements and Industrial Instruments. The Sellers have delivered or made available to Purchaser true and correct copies of each material Labor Agreement and Industrial Instrument.
     (b) The Companies and Cawse have complied in all material respects with the terms of all material Labor Agreements and Industrial Instruments.
     (c) No labor strike, work stoppage, slowdown, other industrial action or dispute is pending or, to the Knowledge of the Sellers, threatened that involves ten (10) or more Employees.
     (d) The consummation of the transactions contemplated by this Agreement will not entitle any third-party (including any labor union or labor organization) to any payments under any of the Labor Agreements. Neither of the Companies nor Cawse has committed any unfair labor practice, and, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact, there is no charge or complaint against either of the Companies or Cawse by a Governmental Entity, Employee or labor organization representing any Employee pending or, to the Knowledge of the Sellers, threatened.
     SECTION 4.16. Related Party Transactions. Other than (i) in the ordinary course of business and on an arm’s length basis, or (ii) as set forth in Schedule 4.16, there are no transactions or agreements between any of the Companies or Cawse, on the one hand, and any affiliate (other than any of the Companies or Cawse) of the Companies or Cawse, on the other hand, that require the fulfillment of any obligations, liabilities or payments by either of the Companies or Cawse on or after the Closing Date. Neither of the Companies nor Cawse is party to any Contract with any of its current or former officers, directors, Employees or consultants other than any such Contracts entered into in the ordinary course of business.

     SECTION 4.17. Brokers. Except for Credit Suisse Securities (USA) LLC and Rothschild, Inc., whose fees and expenses will be paid by OMG or its affiliates (other than the Companies, Cawse, MPI and Talvivaara), no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of OMG, the Sellers, the Companies or Cawse.
     SECTION 4.18. Insurance. Except as set forth on Schedule 4.18, the Companies and Cawse maintain policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in the judgment of the Companies, reasonable for the business and assets of the Companies and Cawse. The insurance policies owned and maintained by the Companies and Cawse are set forth in Schedule 4.18. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.
     SECTION 4.19. Sufficiency of Assets. Except as set forth in Schedule 4.19 and except for the services and products to be provided under the Related Documents and the Assigned Contracts, the assets owned and leased by the Companies and Cawse constitute substantially all of the assets and properties necessary to conduct the Nickel Business in all material respects in the manner in which the Nickel Business has been conducted by OMG and its affiliates prior to the date of this Agreement.
     SECTION 4.20. Customers and Suppliers. Schedule 4.20 sets forth a list of the ten largest customers of each of HNO and Cawse (the “Material Customers”) and the ten largest suppliers of each of HNO and Cawse (the “Material Suppliers”) for the twelve months ended December 31, 2005. Except for the Material Customers and the Material Suppliers, the Companies and Cawse do not have any customer to whom they made more than 5% of their total sales during their most recent full fiscal year or suppliers from whom they received more than 5% of their supplies or services during their most recent full fiscal year. Except as set forth on Schedule 4.20, since the Balance Sheet Date, there has not been (i) any materially adverse change in the business relationship of the Companies or Cawse with any Material Customer or any Material Supplier, or (ii) any change in any material term of any Contract with any Material Customer or any Material Supplier, and no Material Customer or Material Supplier has given either Company or Cawse written notice that such Material Customer or Material Supplier intends to cease or substantially decrease its current purchases of goods and services from or sales to either Company or Cawse, as applicable, or to materially change any terms of the relationship with such Material Customer or Material Supplier.
     SECTION 4.21. Employees. Except as set forth on Schedule 4.21:
     (a) (i) there are no employees employed or consultants, independent contractors or other persons engaged by OMG or its affiliates (other than by any Company or Cawse) who are wholly or mainly engaged in the business activities of the Nickel Business, and (ii) there are no Employees, consultants, independent contractors or other persons transferred to or engaged by any Company or Cawse who was immediately prior to such transfer of engagement wholly or mainly employed by OMG or its affiliates (other than any Company or Cawse) for the purposes of the Nickel Business;
     (b) each Contract of employment or consultancy with any of the Employees, officers and consultants or independent contractors employed by any Company or Cawse, and the directors (or equivalents) of any Company or Cawse (other than those directors (or equivalents) who will resign at Closing) (the “Relevant Employees”) can be terminated by six (6) months’ notice or less, or by such longer period as determined by the Finnish Employment Act, without giving rise to any claim for damages or compensation (other than a redundancy payment or compensation for dismissal required by applicable Law);
     (c) all Contracts of service, or Contracts for services in respect of any Employees or independent contractors of, or consultants to, any Company or Cawse are enforceable against the parties to it and, to the Knowledge of the Sellers, no party is in material breach of, or in material default under, any such Contract;
     (d) the Sellers have provided to Purchaser: (i) the name, location, salary and other benefits, of each of the Relevant Employees; (ii) the terms of the Contract of employment of (A) each of the Relevant Employees entitled to a base salary at a rate, or an average annual rate over the last three (3) financial years, in excess of US$100,000 (or local equivalent) a year (other than those employed on terms set out in a national or industry wide collective agreement) and (B) each of the senior Employees of the Companies or Cawse (the “Senior Employees”); and (iii) the terms of all consultancy Contracts with any Company or Cawse, under which a consultant is entitled to fees in excess of US$50,000 (or local equivalent) a year;
     (e) there are no contractual terms for any Relevant Employee or other person engaged by any Company or Cawse that, upon the Closing, will provide that a change in control of any such company (however change in control may be defined in the said document, if at all) shall entitle such person to treat the change in control as amounting to a breach of such Contract or entitling him to any payment or benefit whatsoever or entitling him to treat himself as redundant or dismissed or released from any obligation;
     (f) each of the Companies and Cawse is in compliance in all material respects with all applicable Laws and regulations relating to the employment of the Relevant Employees;
     (g) none of the Relevant Employees has been promised any guaranteed increase in basic salary or other benefits and there is no agreement with any of the Relevant Employees to increase their basic salary or any other benefits at a date in the future except in respect of (i) an increase which is in accordance with standard market increases or (ii) an increase granted in accordance with the ordinary course of business;
     (h) no subsidiary of OMG and none of the Companies or Cawse has, since the Balance Sheet Date: (i) changed, or agreed to change, in any material respect, the terms of employment (including terms relating to remuneration or pension benefits) of any Senior Employees, or increased or agreed to increase the remuneration or pension benefits of the Relevant Employees by any amount in excess of 5% of the aggregate for all such employees or independent contractors of such entity; (ii) agreed to pay or give, to any Senior Employee any remuneration or benefit, except the salary, wage or other benefits to which such Senior Employee is contractually entitled under the terms of employment; or (iii) been notified of any material wage claim by or in respect of any of the Relevant Employees;
     (i) no Senior Employee or director or former director (as applicable) of any of the Companies or Cawse has been given an unexpired notice terminating his or her Contract of employment, is under notice or dismissal or has been terminated in circumstances which give rise to a claim against the relevant company in relation to loss of office or termination of employment (including, without limitation, redundancy);
     (j) there are no material outstanding obligations to reinstate, re-engage, pay compensation to or comply with any award or order of any court or tribunal in respect of any of the Relevant Employees, any applicant for employment or work in any of the Companies or Cawse or any former employee of any such company; and
     (k) no liability has been incurred by any Company or Cawse for breach of termination of any Contract of employment or consultancy with any of the Relevant Employees.
     SECTION 4.22. Insolvency. No order has been made, petition presented, resolution passed or meeting convened for the winding up (or other process whereby the relevant business is terminated and the assets of the company concerned are distributed among the creditors and/or shareholders or other contributories) of any of the Companies or Cawse and there are no cases or Proceedings under any applicable insolvency, reorganization or similar Laws in any jurisdiction concerning any such company. No voluntary or involuntary bankruptcy petition has been presented or other Proceedings commenced for an administration order to be made (or any other order to be made by which, during the period it is in force, the affairs, business and assets of the company concerned are managed by a person appointed for that purpose by a Governmental Entity or similar body) in relation to any of the Companies or Cawse, nor has any such order been made. To the Knowledge of the Sellers, there are no circumstances which entitle any person to present a petition for the winding-up or administration of any Company or Cawse or to appoint a receiver of the whole or any part of such company’s undertaking or assets. No receiver (including an administrative receiver), liquidator, receiver and manager, trustee, administrator, custodian or similar official has been appointed in any jurisdiction in respect of the whole or any part of the business or assets of any of the Companies or Cawse and no step has been taken for or with a view to the appointment of such a person. None of the Companies or Cawse is insolvent or unable to pay its debts as they fall due.
     SECTION 4.23. Books and Records. Except as set forth on Schedule 4.23, all records of the Companies and Cawse legally required to be maintained, including without limitation (and to the extent required to be legally maintained), books of account, minute books, stock record books, statutory books and all other records and registers are: (i) complete, correct and up-to-date on all matters required to be dealt with in such books, records and registers, in all material respects; (ii) have been maintained in accordance with all applicable legal requirements in a proper and consistent basis in all material respects; (iii) have been generally maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls; and (iv) are the property of each of the Companies and Cawse, or in their respective possession (or under their respective control). Except as disclosed in Schedule 4.23, no written notice has been received since June 30, 2004 by any Company or Cawse, alleging that such books, records or registers are incorrect or should be ratified. The minute books of the Companies and Cawse contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the boards of directors, and committees of the boards of directors of the Companies and Cawse, and no meeting of any such stockholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of such books and records will be in the possession of the Companies or Cawse.
     SECTION 4.24. No Undisclosed Liabilities. Neither the Companies nor Cawse have any liabilities, except for liabilities (a) specifically accrued or disclosed in the Balance Sheet or not required by Australian GAAP or Finnish GAAP, as applicable, to be so accrued or disclosed, (b) set forth in Schedule 4.24, (c) arising under the Contracts disclosed in the Schedules or not required to be so disclosed, (d) incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date, or (e) which would not reasonably be expected to have, individually or in the aggregate, an Adverse Impact.
     SECTION 4.25. Reorganization. Any Company or Cawse that has acquired a business from the other has acquired no less assets and no more liabilities than those which primarily relate to the Nickel Business. Any Company or Cawse that has disposed of a business has disposed only of such assets and liabilities which primarily relate to a business other than the Nickel Business.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND NN
     Each of NN and Purchaser hereby represents and warrants to the Sellers as follows:
     SECTION 5.01. Organization, Standing and Power. Each of NN and Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of NN or Purchaser to (i) perform its obligations under this Agreement and the Related Documents to which it is specified to be a party, as applicable, or (ii) consummate the Acquisition and the other transactions contemplated hereby and thereby (a “Purchaser Material Adverse Effect”).
     SECTION 5.02. Authority; Execution and Delivery; Enforceability. Each of NN and Purchaser has full power and authority to execute, deliver and perform its obligations under this Agreement and the Related Documents to which it is specified to be a party, as applicable, and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser or NN of this Agreement and the Related Documents to which it is specified to be a party, as applicable, and the consummation by Purchaser and NN of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action. Each of NN and Purchaser has duly executed and delivered this Agreement, and as of the Closing Date, will have executed and delivered the Related Documents to which it is specified to be a party, as applicable, all of which constitute, or will constitute a valid and binding obligation of NN or Purchaser, as the case may be, enforceable against it in accordance with their terms subject to the General Enforceability Exceptions.
     SECTION 5.03. No Conflicts; Consents. The execution, delivery and performance by Purchaser and NN of this Agreement and the Related Documents to which it is specified to be a party, as applicable, does not, and the consummation of the Acquisition and the other transactions contemplated hereby and thereby, and compliance by Purchaser and NN with the terms hereof and thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or NN under, any provision of (i) the certificate of incorporation or by-laws (or equivalent organizational documents) of Purchaser or NN, (ii) any Contract to which Purchaser or NN is a party or by which any of its properties or assets is bound or (iii) any Judgment or Law applicable to Purchaser or NN or its properties or assets, other than any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or NN in connection with the execution, delivery and performance of this Agreement and the Related Documents to which it is specified to be a party, as applicable, or the consummation of the Acquisition or the other transactions contemplated hereby and thereby, other than (A) compliance with the ECMR, (B) compliance with the requirements under the FATA, (C) other Required Regulatory Approvals, and (D) those that may be required solely by reason of OMG’s or the Sellers’ (as opposed to any other third party’s) participation in the Acquisition and the other transactions contemplated hereby.
     SECTION 5.04. Proceedings. There are no Proceedings or claims pending or, to the actual knowledge of Purchaser or NN, threatened against Purchaser or NN or any of their affiliates that, if determined adversely to Purchaser or NN or such affiliate, would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
     SECTION 5.05. Securities Law Compliance. The Subject Shares and the Talvivaara Shares purchased by Purchaser, or Purchaser’s Designees pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser shall not offer to sell or otherwise dispose of the Subject Shares or the Talvivaara Shares so acquired by it in violation of any of applicable securities Laws.
     SECTION 5.06. Availability of Funds. Purchaser has, and at the Closing will have, cash available that is sufficient to enable it to consummate the Acquisition.
     SECTION 5.07. Brokers. Except for UBS Limited, whose fees and expenses will be paid by Purchaser, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or NN.
ARTICLE VI
COVENANTS
     SECTION 6.01. Covenants Relating to Conduct of Business. Except as set forth in Schedule 6.01 or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement, from the date of this Agreement to the Closing, the Sellers shall cause the businesses of the Companies and Cawse to be conducted in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to keep intact their respective businesses, keep available the services of the Employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors, lessors and others with whom they deal; provided, however, that the Sellers shall not be obligated to, directly or indirectly, provide any funds to either of the Companies or Cawse. In addition (and without limiting the generality of the foregoing), except as set forth in Schedule 6.01 or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement, the Sellers shall not permit either of the Companies or Cawse to do any of the following without the prior written consent of Purchaser:
     (i) amend its organizational documents;
     (ii) redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any option, warrant or right relating thereto or any securities convertible into or exchangeable for any shares of capital stock;
     (iii) declare, pay or set aside any dividend or distribution to its stockholders except in cash;
     (iv) effect a split, reclassification or other change in or of any of its shares or ownership interests;
     (v) adopt or amend any Employee Plan (or any plan that would be a Employee Plan if adopted) or enter into, adopt, extend (beyond the Closing Date), renew or amend any Labor Agreement;
     (vi) grant to any executive officer, director or Employee of the Companies and Cawse any increase in compensation or benefits or payment of any bonus, salary or compensation, except in the ordinary course of business and consistent with past practice or as may be required under existing Contracts or, except for employment agreements for new employees that replace departed employees, enter into any employment, severance, change in control or similar Contract and except for any increases, bonus, salary or compensation for which the Sellers or their affiliates (other than the Companies and Cawse) shall be solely obligated;

     (vii) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business and consistent with past practice; provided, however, that in no event shall either of the Companies or Cawse incur or assume any long-term indebtedness for borrowed money;
     (viii) permit, allow or suffer any of its assets to become subjected to any Lien of any nature whatsoever that would have been required to be set forth in Schedule 4.05(a) if existing on the date of this Agreement;
     (ix) make any change in any method of accounting or accounting practice or policy other than those required by Australian GAAP or Finnish GAAP, as the case may be;
     (x) acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material;
     (xi) enter into or terminate any Contract or transaction involving a total remaining commitment by or to any Company or Cawse in excess of US$1,000,000 except for entry into Contracts with customers or suppliers in the ordinary course of business on arms-length terms consistent with established prior practice;
     (xii) make or incur any capital expenditure that is not currently approved in writing or budgeted and that, individually, is in excess of US$1,000,000, or make or incur any such expenditures which, in the aggregate, are in excess of US$2,500,000;
     (xiii) sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to the Companies and Cawse, taken as a whole, except inventory and obsolete or excess equipment sold in the ordinary course of business and consistent with past practice;
     (xiv) cancel, or make any material change to, any indebtedness owing to it from any person or any claims which it may possess, or waive or release any material rights (other than in the ordinary course of business consistent with prior practice);
     (xv) terminate a significant part of the workforce of any Company or Cawse, or otherwise terminate a significant number of Employees thereof; or
     (xvi) authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of, the foregoing actions.
     SECTION 6.02. No Solicitation. From and after the date of this Agreement, OMG shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or knowingly permit any officer, director or employee of, or any investment banker, attorney, accountant or other advisor or representative (collectively, the “OMG Representatives”) of, OMG or any of its subsidiaries to (i) solicit or initiate the submission of any Nickel Proposal, (ii) enter into any agreement with respect to any Nickel Proposal or (iii) provide any non-public information regarding OMG or any of its subsidiaries to any third-party or engage in any negotiations or substantive discussions, in each case, in connection with any Nickel Proposal. OMG shall, and shall cause each of its subsidiaries to, cease immediately and cause to be terminated any existing activities, discussions or negotiations by OMG, any of its subsidiaries or any OMG Representative, with any parties conducted heretofore with respect to any of the foregoing. OMG promptly shall advise Purchaser orally and in writing of the receipt of any Nickel Proposal and of the material terms of any such Nickel Proposal and of any changes thereto.
     SECTION 6.03. Access to Information and Customers. From and after the date of this Agreement, through the earlier of: (i) the Closing Date; and (ii) termination of this Agreement pursuant to Section 8.01, OMG and the Sellers shall, and shall cause the Companies and Cawse to, afford to Purchaser and Purchaser’s advisors: (A) reasonable access upon reasonable notice during normal business hours to all the properties, books, Contracts, Tax Returns and records of the Companies and Cawse and, during such period shall furnish promptly to Purchaser, at Purchaser’s expense, any information concerning the Companies or Cawse as Purchaser may reasonably request, including third-party Contracts, provided, however, that such access does not unreasonably disrupt the normal operations of the Companies or Cawse; and (B) reasonable access to the Material Customers and the Material Suppliers.
     SECTION 6.04. Confidentiality. Purchaser acknowledges that the information being provided to it in connection with the Acquisition and the consummation of the other transactions contemplated hereby is subject to the terms of a Confidentiality Agreement between Purchaser and OMG dated October 28, 2005, as amended (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Companies, Cawse, MPI and Talvivaara; provided, however, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by OMG or any OMG Representative exclusively relating to OMG or any of its affiliates (other than the Companies, Cawse, MPI and Talvivaara), including information of OMG and its affiliates comprising battery technology, mixed metal precursor technology and spherical nickel hydroxide technology, shall continue to remain confidential and shall not be used or disclosed by Purchaser or any of its affiliates until the earlier of: (i) the eighth anniversary of the Closing Date; and (ii) such time as the relevant information is no longer Confidential Information as such term is defined in the Confidentiality Agreement.
     SECTION 6.05. Further Assurances; Commercially Reasonable Efforts.
     (a) Purchaser, OMG and the Sellers will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties to this Agreement in doing, all things necessary or desirable under applicable Law to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement.
     (b) Purchaser, OMG and the Sellers will use their commercially reasonable efforts to:

     (i) prepare, as soon as practicable, all filings and other presentations in connection with seeking any Required Regulatory Approval, exemption or other authorization from any Governmental Entity necessary to consummate the transactions contemplated by this Agreement;
     (ii) prosecute such filings and other presentations with diligence; and
     (iii) oppose any objections to, appeals from or petitions to reconsider or reopen any such approval by persons not party to this Agreement.
     Purchaser, OMG and the Sellers will use their commercially reasonable efforts to facilitate obtaining any final order or orders approving the transactions contemplated by this Agreement, or to remove any impediment to the consummation of the transactions contemplated hereby. Purchaser, OMG and the Sellers will use their commercially reasonable efforts to furnish all information in connection with the approvals of or filings with regard to the Required Regulatory Approvals with any Governmental Entity and will promptly cooperate with and furnish information in connection with any such requirements imposed upon Purchaser or any of its affiliates in connection with this Agreement and the transactions contemplated hereby. Subject to Section 6.05(c), Purchaser, OMG and the Sellers will use their commercially reasonable efforts to obtain any Required Regulatory Approval, or any exemption thereto, and to remove any impediment imposed by any Governmental Entity to allow the consummation of the transactions contemplated hereby. Except as set forth in this Agreement, no party or any of its affiliates shall have any liability for the failure to obtain any Required Regulatory Approval or other consent, approval or authorization in connection with the transactions contemplated by this Agreement. Purchaser, OMG and the Sellers will each advise the other party promptly of any material communication received by such party or any of its affiliates from the European Commission (the “EC”), the Treasurer of the Commonwealth of Australia, any state attorney general or any other Governmental Entity regarding any of the transactions contemplated by this Agreement, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with the EC, the Treasurer of the Commonwealth of Australia, any state attorney general or any other Governmental Entity in connection with the transactions contemplated hereby. None of the Sellers, OMG or Purchaser will participate independently in any meeting with any Governmental Entity in respect of any findings or inquiry in connection with the transactions contemplated hereby without giving the other parties prior written notice of the meeting and the opportunity to attend and/or participate, in each case, unless prohibited by the Governmental Entity. The Sellers, OMG and Purchaser will consult and cooperate with one another in connection with any information or proposals submitted in connection with Proceedings under or relating to the ECMR in connection with the transactions contemplated hereby.
     (c) In furtherance and not in limitation of the provisions set forth in Section 6.05(b), each of the Sellers, OMG and Purchaser shall as promptly as practicable, following the execution and delivery of this Agreement, file with the EC the formal notification of the Acquisition required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the ECMR. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the ECMR. Each of the Sellers, OMG and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the ECMR. Each party shall use its commercially reasonable efforts to obtain any clearance required under the ECMR for the consummation of the transactions contemplated by this Agreement. In the event any Governmental Entity requests any Contract amendments, divestitures, licenses, or hold separate or similar agreements with respect to Contracts, assets or conduct of business arrangements (collectively, “Regulatory Concessions”) as a condition to obtaining any approval from any Governmental Entity for any reason in order to consummate and make effective the transactions contemplated by this Agreement by the Sellers or Purchaser or their respective affiliates, the Sellers and Purchaser agree to promptly meet and negotiate in good faith in an attempt to agree reasonable amendments to the terms of this Agreement or the Related Documents that preserve as nearly as possible the respective burdens and benefits of such agreements and achieve, or obviate the need for, the requested Regulatory Concession and permit the Closing to proceed.
     (d) Prior to the Closing, each party shall, and shall cause its affiliates to, use commercially reasonable efforts (at its own expense) to obtain, and to cooperate in obtaining, all consents from third-parties necessary or appropriate to permit the consummation of the Acquisition; provided, however, that the parties shall not be required to pay or commit to pay any amount (other than a nominal amount) to (or incur any obligation in favor of) any person from whom any such consent may be required (other than nominal filing or application fees). Purchaser acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required from parties to the Contracts listed in the Schedules and that such consents and waivers have not been obtained. Except as provided in this Section 6.05 and Section 7.02(c), no Seller or any of its affiliates shall have any liability whatsoever to Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. Except as set forth in this Section 6.05 and Section 7.02(c), Purchaser acknowledges that no representation, warranty or covenant of OMG or the Sellers contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (i) the failure to obtain any such consent or waiver, or (ii) any such termination.
     (e) Neither Purchaser nor the Sellers shall challenge any of the transactions contemplated by this Agreement before any Governmental Entity. Any party may (but shall not be obligated to) agree to any request of a Governmental Entity to make a change to any of the terms and provisions of this Agreement or any Related Document in order to obtain any Required Regulatory Approval, provided that such term or provision is exclusively to that party’s benefit and the relevant change does not adversely affect the interests of the other parties hereto or thereto.
     SECTION 6.06. Expenses; Transfer Taxes.
     (a) Whether or not the Closing takes place, and except as set forth in this Section 6.06 and Articles IX and X, all costs and expenses (including, without limitation, attorneys’ and advisors’ fees) incurred in connection with this Agreement, the Related Documents and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Section 1.04; provided, however, that all filing fees in connection with the Required Regulatory Approvals, exemptions or other authorization from any Governmental Entity necessary to consummate the transactions contemplated by this Agreement, shall be paid by the party liable under applicable Law for such fees and in the absence of such liability being established by applicable Law shall be borne one-half by OMG and one-half by Purchaser; and provided, further, that in the event of any litigation under this Agreement or the Related Documents, including, without limitation, Articles IX and X, the prevailing party’s costs and expenses (including reasonable attorneys’ and advisors’ fees, and costs and expenses incurred in collecting such fees) shall be paid by the non-prevailing party or parties to such litigation. In determining whether, or the extent to which, a party is the prevailing party for purposes of the preceding sentence, the court shall consider the totality of the positions of the parties in litigation and may determine that one party has prevailed as to the matters in dispute, taken as a whole, or, if the disputes are determined to be separate and discrete, shall apportion costs and expenses based on which party has prevailed on each issue presented.
     (b) All Transfer Taxes applicable to the transfer of the Subject Shares and the Talvivaara Shares, including any such Taxes arising as a result of any deemed or effective transfer of the capital stock of Cawse as a result of the Acquisition, shall be borne by the party that is liable pursuant to applicable Law for such Transfer Taxes and in the absence of such liability being established by applicable Law shall be borne one-half by Purchaser and one-half by OMG. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.
     SECTION 6.07. Publicity. From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that each of the Sellers, OMG and Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby after reasonable prior notice to and consultation with the other party.
     SECTION 6.08. Names, Trademarks and Logos Following Closing.
     (a) As soon as reasonably practicable following the Closing, Purchaser shall amend or terminate any certificate of assumed name or “doing business as” filings so as to eliminate its or its affiliates’ right to use the Names, Trademarks and Logos, or any name, trademark or logo that, in the reasonable judgment of the Sellers, is similar to the Names, Trademarks and Logos, and Purchaser and its affiliates shall not thereafter use the Names, Trademarks or Logos or other names, trademarks or logos confusingly similar thereto, except as provided in this Section 6.08. Purchaser shall also amend the organizational documents of the Companies and Cawse to change the names thereof to a name not including or similar to any of the Names, Trademarks and Logos and shall cease the use of all Internet domain names (including the related URLs) which use the Names, Trademarks and Logos. “Names, Trademarks and Logos” means the names, trademarks and logos listed in Schedule 6.08.

     (b) After the Closing, Purchaser and its affiliates shall have the right to (i) sell existing inventory and (ii) use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing the Names, Trademarks and Logos for sixty (60) days following the Closing; provided, however, that neither Purchaser nor any of its affiliates shall take any action that could reasonably be expected to impair the value of the Names, Trademarks and Logos; provided further, however, that when using the items listed in clause (ii) above in the context of entering into or conducting contractual relationships, Purchaser shall make clear to all other applicable parties that Purchaser, rather than the Sellers or their affiliates, is the party entering into or conducting the contractual relationship; provided further, however, that personnel of Purchaser or its affiliates using the above items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of the Sellers or any affiliate of any of the Sellers. Purchaser and its affiliates shall comply with all applicable Laws in any use of packaging or labeling containing the Names, Trademarks and Logos.
     (c) Subject to the foregoing, Purchaser shall use commercially reasonable efforts to minimize its use of the Names, Trademarks and Logos, and, in any event, shall cease using the Names, Trademarks or Logos on fixed assets as soon as practicable and in any event within sixty (60) days after the Closing.
     SECTION 6.09. Consents of Third-Parties.
     (a) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Assigned Contract or any claim or right or any benefit arising under or resulting from such Assigned Contract if an attempted assignment thereof, without the consent of a third-party, would constitute a breach or other contravention of the rights of such third-party, would be ineffective with respect to any party to an agreement concerning such Assigned Contract, or would in any way adversely affect the rights of the Companies or their affiliates or, upon transfer, Purchaser under such Assigned Contract. If any transfer or assignment by the Companies or their affiliates to, or any assumption by Purchaser of, any interest in, or liability, obligation or commitment under, any Assigned Contract requires the consent of a third-party, then such assignment or assumption shall be made subject to such consent being obtained.
     (b) If any such consent is not obtained prior to the Closing, the Sellers and Purchaser shall cooperate (at their own expense) in any lawful and reasonable arrangement proposed by Purchaser under which Purchaser shall obtain the economic claims, rights and benefits under the Assigned Contract with respect to which the consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to Purchaser of any and all rights of the Sellers against the other party to such third-party Contract arising out of a breach or cancellation thereof by the other party, and (ii) the enforcement by the Sellers of such rights.
     SECTION 6.10. Undertakings by NN.
     NN hereby agrees to the undertakings set forth in Schedule 6.10.

     SECTION 6.11. Undertakings by OMG.
     OMG hereby agrees to the undertakings set forth in Schedule 6.11.
     SECTION 6.12. No Further Financial Obligations. Purchaser acknowledges that in the course of conduct by the Companies and Cawse of their respective businesses, OMG and its affiliates (collectively, but excluding the Companies and Cawse, the “OMG Entities”) entered into various arrangements (i) in which guarantees were issued by the OMG Entities and (ii) in which the OMG Entities are the primary obligors on other agreements, in any such case to support or facilitate business transactions or programs of the Companies and Cawse. The financing arrangements referred to in the foregoing clauses (i) and (ii) are hereinafter referred to as the “Guarantees” and copies of such Guarantees are set forth on Schedule 6.12. It is understood that the Guarantees shall not continue after the Closing and, at the Closing, Purchaser shall pay to OMG, an amount in U.S. dollars equal to any and all deposits, bonds and similar items provided by the OMG Entities in respect of the Guarantees. Purchaser agrees that Purchaser shall use its commercially reasonable efforts to obtain replacement Guarantees which will be in effect at the Closing or, in the case of Guarantees described in the foregoing clause (ii), will either terminate the business transactions or programs of the Companies and Cawse supported or facilitated by such Guarantees or arrange for itself or one of its subsidiaries to be substituted as the primary obligor thereon as of the Closing Date. In the event that Purchaser is unable to satisfy the terms of the immediately preceding sentence, Purchaser and its affiliates shall indemnify, defend and hold harmless the OMG Entities from and against any and all losses incurred by the OMG Entities relating to the Guarantees.
     SECTION 6.13. Environmental Audit.
     (a) Promptly following execution of this Agreement Purchaser shall cause each of Pöyry Environment Oy (the “HNO Environmental Consultant”) and URS Australia Pty Ltd. (the “Cawse Environmental Consultant”), or such other consultants as Purchaser may determine in its discretion, to perform an environmental site assessment (including, if appropriate, sampling and analysis) and environmental compliance audit (the “Environmental Audit”), the scope and terms of which are set forth on Schedule 6.13, to review and verify the existing environmental condition of the Business Property and any Releases of Hazardous Materials therefrom of each of HNO and Cawse, respectively, (the “Audited Sites”), and compliance with existing Environmental Laws regarding soil, air, water and wastewater discharges, perched water and groundwater as at or before the Closing Date at the Audited Sites, such review and the reports thereon (each an “Environmental Report” and together the “Environmental Reports”) expected to be completed and delivered to the Sellers and Purchaser within one hundred and twenty (120) days of the date hereof. The Environmental Reports shall describe the Remediation necessary to meet any and all clean up or Remediation requirements of the Audited Sites under existing Environmental Laws as at or before the Closing Date based upon the continuing use of such property in a manner substantially similar to its use at the time of the Environmental Audit. Following receipt by the Sellers and Purchaser of the Environmental Reports, the Sellers and Purchaser shall have thirty (30) days within which to review each Environmental Report and notify the appropriate Environmental Consultant, and the other parties hereto of any questions, comments or objections to such Environmental Report. Any changes to an Environmental Report made in response to such questions, comments or objections shall be in the sole discretion of the appropriate Environmental Consultant, and in any case shall be made within forty-five (45) days of the delivery of the initial Environmental Report of such Environmental Consultant. From the date of this Agreement through the Closing Date, the Sellers shall allow Purchaser and its representatives and consultants (including, the HNO Environmental Consultant and the Cawse Environmental Consultant) reasonable access to the Audited Sites and the employees of the Sellers, Cawse and the Companies for purposes of conducting the Environmental Audit and verifying and reviewing the Environmental Reports; provided, however, that, in conducting the Environmental Audit and verifying and reviewing the Environmental Reports, Purchaser and its representatives and consultants shall not materially disrupt the business conducted at such Audited Site. The Sellers and Purchaser acknowledge that each final Environmental Report will create a rebuttable presumption as to the existing environmental condition of the Audited Sites for purposes of the representations and warranties contained in this Agreement. The costs incurred in performing the Environmental Audit shall be borne by Purchaser. Any costs incurred verifying and reviewing the Environmental Reports, shall be borne by the party incurring such costs.
     (b) Neither Purchaser nor the Sellers will disclose the Environmental Reports to any Governmental Entity or third party in the absence of an affirmative legal obligation and unless such disclosure to a third party (other than a Governmental Entity) is subject to a confidentiality agreement.
     (c) To the extent that the Environmental Audit reveals a violation of existing Environmental Laws as at or before the Closing Date or the presence or Release of Hazardous Materials at, on, under or from an Audited Site that requires clean up or Remediation under applicable existing Environmental Laws as at or before the Closing Date (“Recognized Environmental Conditions”), the Sellers shall, promptly following finalization of the Environmental Audits, remedy any such violation or perform Remediation of such Recognized Environmental Condition at their sole cost and expense; provided, however, that, in the remedy of any such violation or performance of any such Remediation of such Recognized Environmental Condition, the Sellers and their representative and consultants shall not materially disrupt the business conducted at such Audited Site. The Sellers will direct and control such Remediation and shall cause any Remediation under this Section 6.13 to be performed in accordance with and to the extent required pursuant to existing Environmental Laws applicable to the Remediation and taking into account the continuing use of such property in a manner substantially similar to its use at the time of the Environmental Audit and in a good, safe and workmanlike manner. In performing a Remediation the Sellers shall: (i) provide written notification to Purchaser, to the extent practical, that it intends to implement Remediation prior to commencing any such Remediation; (ii) select a qualified and reputable consultant to oversee the Remediation, subject to the approval of Purchaser, whose approval shall not be unreasonably withheld; (iii) provide Purchaser with a reasonable opportunity to comment in advance upon any material written communications, filings, reports, correspondence or other writings given to any Governmental Entity in connection with such Remediation and consider timely provided comments in good faith; (iv) to the extent practical, provide Purchaser with a reasonable opportunity to participate in any meetings with any Governmental Entity regarding the Remediation at Purchaser’s sole cost and expense; (v) comply with applicable Laws; (vi) minimize costs in conducting any Remediation; (vii) employ cost-effective Remediation methods that are commercially reasonable under the circumstances including, without limitation, the use of risk assessments, institutional controls and Remediation standards based on the industrial use of such property to the extent commercially reasonable; (viii) if the Remediation is before the Closing Date, allow Purchaser or their agents reasonable access to the relevant Business Property for purposes of observing the Remediation so long as Purchaser and its agents do not interfere with the Remediation or the operation of the applicable business; (ix) keep Purchaser reasonably informed of the progress of any such Remediation and the schedule for completing such Remediation; (x) within five (5) business days of receipt, use commercially reasonable efforts to provide to Purchaser copies of all material written communications, filings, reports, correspondence or other writings, photographs or materials received from any person (including any Governmental Entity) in connection with any such Remediation; and (xi) use commercially reasonable efforts to preserve any rights Purchaser may have against insurers or other third parties.
     (d) Purchaser shall permit the Sellers and their representatives and consultants access to the applicable Business Property for the purpose of performing the Remediation, so long as the Sellers use, and cause their representatives and consultants to use, commercially reasonable efforts to minimize interference with the applicable business. Following completion of any Remediation performed by the Sellers, the Sellers shall promptly return the Business Property to substantially the same condition in which it existed prior to the commencement of the Remediation (other than with respect to the presence of Hazardous Materials).
     (e) Notwithstanding anything to the contrary herein, the Sellers shall not be obligated to pay any costs under Section 10.02(a)(i)(E) that arise due to any material change in the use of any Business Property as operated by Purchaser or its affiliates from and after the Closing Date.
     (f) The overall cap on Covered Losses set forth in Section 10.02(c)(iv) of this Agreement shall be reduced dollar for dollar by the corresponding expenditure incurred by the Sellers in carrying out any Remediation pursuant to this Section 6.13. Any expenditure incurred by the Sellers in carrying out any Remediation pursuant to this Section 6.13 shall not be included in calculating whether the threshold for indemnifying for Covered Losses set forth in Section 10.02(b) has been met.
     SECTION 6.14. Talvivaara Investment Pre-Closing.
     (a) Immediately following the execution of this Agreement, OMG Finland shall, and the Sellers shall cause OMG Finland to:
     (i) transfer the Additional Talvivaara Interest to HNO; and
     (ii) promptly notify other shareholders of Talvivaara of the proposed transfer of the Talvivaara Shares to Purchaser hereunder in accordance with the transfer notice procedures and requirements in the Shareholders Agreement and the Articles of Association of Talvivaara (the “Talvivaara Transfer Procedures”), and (1) first seek a waiver of the Talvivaara Transfer Procedures and (2) if the shareholders do not waive the Talvivaara Transfer Procedures offer the Talvivaara Shares to the shareholders of Talvivaara in accordance with the Talvivaara Transfer Procedures.

     (b) In the event that the Talvivaara Shares are not transferred to Purchaser or Purchaser’s Designees at the Closing pursuant to Section 1.01(b)(ii), from the Closing Date OMG Finland shall, and the Sellers shall cause OMG Finland to use all commercially reasonable efforts to seek the consents and follow the Talvivaara Transfer Procedures as required in clause (a)(ii) above. If such consents are obtained or if the Talvivaara shareholders do not exercise the Right of First Refusal, OMG Finland shall transfer the Talvivaara Shares to Purchaser or Purchaser’s Designees and deliver to Purchaser a written certification of an authorized officer of OMG Finland that the representations and warranties in Section 3.04 of this Agreement with respect to the Talvivaara Shares are true and correct as of the date of such transfer. Simultaneously with the transfer, if any, of the Talvivaara Shares to Purchaser or Purchaser’s Designees pursuant to this Section 6.14(b), NN, Purchaser or Purchaser’s Designees shall pay to OMG Finland an amount equal to US$8.3 million as the purchase price for the Talvivaara Shares.
     SECTION 6.15. Employee Matters.
          At the Closing, Purchaser shall make or cause an affiliate to make offers of employment to each of the individuals identified in Schedule 6.15 (the “Transferred Employees”). Such employment offers shall contain terms and conditions, including compensation and benefits, that are no less favorable in the aggregate than those applicable to such Transferred Employees immediately prior to the Closing. Purchaser or its affiliate, as applicable, shall give Transferred Employees full credit for purposes of eligibility, vesting and benefit accruals under the Employee Plans or other comparable benefit plans in which such Transferred Employee participated to the same extent recognized under the Employee Plans or other comparable benefit plans, as applicable, immediately prior to the Closing.
     SECTION 6.16. Additional Agreements. Between the date hereof and the Closing Date the Sellers and Purchaser will negotiate in good faith to agree to: (a) commercially reasonable terms of the agreements listed on Schedule 6.16, each of which (if agreed) will be executed and delivered at Closing; and (b) the terms of any and all services reasonably requested by Purchaser to be provided under the Transition Services Agreement; provided, however, that the Sellers may refuse to provide any service that was not being provided to HNO as of the date of this Agreement.
ARTICLE VII
CONDITIONS PRECEDENT
     SECTION 7.01. Conditions to Each Party’s Obligation. The obligation of NN, Purchaser or Purchaser’s Designees, to purchase and pay for the Subject Shares and the Talvivaara Shares and the obligation of the Sellers to sell the Subject Shares and the Talvivaara Shares to NN, Purchaser or Purchaser’s Designees, is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:
     (a) Governmental Approvals. The waiting periods under the ECMR, if applicable to the consummation of the Acquisition, shall have expired or been terminated.

     (b) Required Regulatory Approvals. All other Required Regulatory Approvals shall have been obtained.
     (c) No Injunctions or Restraints. No applicable Law or Judgment or other legal restraint or prohibition preventing the consummation of the Acquisition shall be in effect.
     SECTION 7.02. Conditions to Obligation of Purchaser. The obligation of NN, Purchaser, or Purchaser’s Designees to purchase and pay for the Subject Shares, and to perform the other actions to be taken by NN, Purchaser or Purchaser’s Designees at the Closing, is subject to the satisfaction (or waiver, in whole or in part, by Purchaser) at or prior to the Closing of each of the following conditions:
     (a) Representations and Warranties. Each of the representations and warranties of the Sellers and OMG in this Agreement shall be true and correct at and as of the Closing (in each case, without regard to any qualifications therein as to materiality, OMG Material Adverse Effect, Sellers Material Adverse Effect, Company Material Adverse Effect or Adverse Impact), as though made at and as of such time (or, if made as of a specific date, other than as of the date of this Agreement or the Closing Date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, an OMG Material Adverse Effect, a Sellers Material Adverse Effect or a Company Material Adverse Effect. Purchaser shall have received a certificate signed by an authorized officer of each of the Sellers and OMG to such effect.
     (b) Performance of Obligations of the Sellers and OMG. The Sellers and OMG shall have each performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Sellers and OMG by the time of the Closing, and Purchaser shall have received a certificate signed by an authorized officer of each of the Sellers and OMG to such effect.
     (c) Contract Consents. The Sellers shall have received the consent to the Acquisition required of the applicable counterparty pursuant to the terms of each of the Contracts set forth on Schedule 7.02(c), and each such consent shall be in full force and effect.
     (d) KCH BV Restructuring. The Sellers shall have completed the restructuring of KCH BV as set forth on Schedule 7.02(d) (the “KCH BV Restructuring”).
     (e) Intercompany Accounts. Other than as set forth on Schedule 7.02(e), the Sellers shall have caused all intercompany accounts between OMG and its affiliates (excluding the Companies and Cawse) on the one hand, and the Companies and Cawse on the other hand to have been repaid, and the Sellers shall have verified such repayment.
     (f) Verification of No Cash and No Debt. The Sellers shall have delivered evidence satisfactory to Purchaser that as of the Closing Date, KCH BV has no Cash and no Debt.
     (g) Verification of No Working Capital. The Sellers shall have delivered a balance sheet dated as of the Closing Date, and such other evidence as Purchaser may reasonably request, confirming that as of the Closing Date, KCH BV has no working capital, other than the receivable owed to KCH BV by MPI and the corresponding current loan payable to OMG pursuant to the Intercompany Loan Agreement, dated July 3, 2006, between OMG and KCH BV.
     (h) Payments to Officers, Directors, Employees or Consultants. The Sellers shall have assumed any and all liabilities for payments due to officers, directors, Employees or consultants of the Companies or Cawse arising from a change in control as a result of the Acquisition.
     (i) Legal Opinion. The Sellers shall have delivered to Purchaser confirmation that the legal opinion from Richards, Layton & Finger dated November 16, 2006, in the form previously provided to Purchaser has not been amended, withdrawn or otherwise ceased to be effective.
     (j) No Material Adverse Change. Since December 31, 2005, there shall not have occurred any events, occurrences or developments that, individually or in the aggregate, have resulted, or could reasonably be expected to result, in a Company Material Adverse Effect.
     (k) Transfer of Additional Talvivaara Interest. The Additional Talvivaara Interest shall have been transferred to HNO pursuant to Section 6.14.
     SECTION 7.03. Conditions to Obligation of the Sellers. The obligation of the Sellers to sell the Subject Shares and the Talvivaara Shares to Purchaser or Purchaser’s Designees, and to perform the other actions to be taken by the Sellers at the Closing, is subject to the satisfaction (or waiver, in whole or in part, by the Sellers) at or prior to the Closing of each of the following conditions:
     (a) Representations and Warranties. Each of the representations and warranties of Purchaser in this Agreement shall be true and correct at and as of the Closing (in each case, without regard to any qualifications therein as to materiality or Purchaser Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, other than as of the date of this Agreement or the Closing Date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Sellers shall have received a certificate signed by an authorized officer of Purchaser to such effect.
     (b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing, and the Sellers shall have received a certificate signed by an authorized officer of Purchaser to such effect.
     SECTION 7.04. Frustration of Closing Conditions. Neither Purchaser nor the Sellers may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by Section 6.05.

ARTICLE VIII
TERMINATION; EFFECT OF TERMINATION
     SECTION 8.01. Termination.
     (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:
     (i) by mutual written consent of the Sellers, OMG and Purchaser;
     (ii) by OMG and the Sellers, if any of the conditions set forth in Section 7.01 or 7.03 shall have become incapable of fulfillment, and shall not have been waived by OMG and the Sellers;
     (iii) by Purchaser, if any of the conditions set forth in Section 7.01 or 7.02 shall have become incapable of fulfillment, and shall not have been waived by Purchaser; or
     (iv) by the Sellers and OMG, on the one hand, or Purchaser on the other hand, if the Closing does not occur on or prior to February 1, 2007 (the “Outside Date”); provided, however, that if on the Outside Date the conditions to the Closing set forth in Section 7.01(a) and (b) shall not have been fulfilled but all of the other conditions have been fulfilled or are capable of being fulfilled, then the Outside Date shall, without any action on the part of the parties hereto, be extended to July 1, 2007, and such date shall become the Outside Date for purposes of this Agreement; provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement.
     (b) In the event of termination by the Sellers and OMG or Purchaser pursuant to this Section 8.01, written notice thereof shall immediately be given to the other parties and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:
     (i) Purchaser shall return to the Sellers all documents and other material received from the Sellers or any of their affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof; and
     (ii) all confidential information received by Purchaser with respect to the business of the Sellers, the Companies and Cawse shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.
     SECTION 8.02. Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 8.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 6.04 relating to the obligation of Purchaser to keep confidential certain information and data obtained by it, (ii) Section 6.06 relating to certain expenses, (iii) Section 8.01 and this Section 8.02, (iv) Section 6.07 relating to publicity and (v) Article XI. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.
ARTICLE IX
TAX MATTERS
     SECTION 9.01. Tax Matters.
     (a) Tax Sharing Agreements. The Sellers shall cause the provisions of any Tax sharing agreement or arrangement between the Sellers or any of their affiliates (excluding the Companies, Cawse, MPI and Talvivaara), and the Companies, Cawse, MPI or Talvivaara, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax sharing agreement or arrangement.
     (b) Apportionment. All Taxes and Tax liabilities with respect to the income, property or operations of the Companies, Cawse, MPI or Talvivaara that relate to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”) shall be apportioned between the Pre-Closing Tax Period and the Post-Closing Tax Period as follows: (A) in the case of Taxes that are either (1) based upon or related to income, receipts, capital or net worth (but not including sales and compensating use Taxes), or (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 6.06(b)), such Taxes shall be deemed equal to the amount which would be payable if the Tax year ended with the Closing Date; and (B) in the case of Taxes (other than those Taxes in the preceding clause (A)) imposed on a periodic basis with respect to the Companies and Cawse, or otherwise measured by the level of any item, such Taxes shall be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.
     (c) Subject to Section 9.02(a), the Sellers shall be liable for all Taxes attributable to a Pre-Closing Tax Period but only to the extent that the sum of such Taxes exceeds the aggregate accruals or reserves for such Taxes on the Cawse Closing Statement or the HNO Closing Statement (excluding any deferred Tax assets or liabilities that reflect differences between the financial statement carrying value of assets and liabilities and their Tax bases). Subject to Section 9.02(a), Purchaser, the Companies and Cawse shall be liable for (x) all Taxes attributable to any Post-Closing Tax Period and (y) all Taxes attributable to any Pre-Closing Tax Period to the extent that the sum of such Taxes does not exceed the aggregate accruals or reserves for such Taxes on the Cawse Closing Statement or the HNO Closing Statement (excluding any deferred Tax assets or liabilities that reflect differences between the financial statement carrying value of assets and liabilities and their Tax bases).

     (d) Return Filings.
     (i) The Sellers or their designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Competent Authority all necessary Tax Returns of or which include or relate to the Companies or Cawse for Pre-Closing Tax Periods that are required to be filed (including extensions) on or prior to the Closing Date. The Sellers shall pay or shall cause to be paid any and all Taxes due with respect to such Tax Returns.
     (ii) The Sellers or their designee shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Competent Authority all consolidated, combined or unitary Tax Returns of the Sellers that include or relate to the Companies or Cawse with respect to any Pre-Closing Tax Period (including any short period) that are not required to be filed on or prior to the Closing Date. The Sellers shall pay or shall cause to be paid any and all Taxes due with respect to such Tax Returns. Purchaser shall provide or cause to be provided to the Sellers in a timely manner all necessary data and other information to prepare all Tax Returns described in this Section 9.01(d)(ii).
     (iii) For any Straddle Period of either of the Companies or Cawse, Purchaser or Purchaser’s Designees shall prepare and timely file (including extensions), or cause to be prepared and timely filed (including extensions), in proper form with the appropriate Competent Authority all Tax Returns required to be filed. Purchaser shall pay or cause to be paid any and all Taxes due with respect to such Tax Returns except to the extent that such Taxes exceed the aggregate accruals or reserves for Taxes for any Pre-Closing Tax Period on the Cawse Closing Statement or the HNO Closing Statement (excluding any deferred Tax assets or liabilities that reflect differences between the financial statement carrying value of assets and liabilities and their Tax bases). If the sum of all Taxes due with respect to all Pre-Closing Tax Periods exceeds the aggregate accruals or reserves for Taxes for any Pre-Closing Tax Period on the Cawse Closing Statement or the HNO Closing Statement (excluding any deferred Tax assets or liabilities that reflect differences between the financial statement carrying value of assets and liabilities and their Tax bases), the Sellers shall pay or cause to be paid to Purchaser the amount by which the Tax due for the Pre-Closing Tax Period exceeds such accruals or reserves at least thirty (30) business days before either of the Companies or Cawse files such Tax Return.
     (iv) Purchaser shall prepare and file, or shall cause one or more of the Companies and Cawse to prepare and file, in proper form with the appropriate Competent Authority all Tax Returns of or that include the Companies or Cawse for which the Sellers are not responsible pursuant to Section 9.01(d)(i) and Section 9.01(d)(ii). Purchaser shall pay or cause to be paid any and all Taxes due with respect to such Tax Returns (subject to the apportionment of Tax liabilities contemplated in Section 9.01(b)).
     (v) With respect to any Tax Returns for any Straddle Period, to the extent permissible, but not required, pursuant to applicable Tax Law, the Sellers shall and Purchaser or its affiliates shall, at the Sellers’ direction, cause any Company or Cawse to

(A) take all steps as are or may be reasonably necessary, including the filing of elections or returns with applicable Competent Authorities, to cause such period to end on the Closing Date or (B) if clause (A) is inapplicable, report the operations of the Company or Cawse only for that portion of such period ending on the Closing Date in a combined, consolidated, or unitary Tax Return filed by the Sellers or an affiliate, notwithstanding that such taxable period does not end on the Closing Date. If the aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods on the Cawse Closing Statement or the HNO Closing Statement exceeds the sum of the portion of all Taxes actually paid in connection with the Tax Returns for all Straddle Periods that are allocable to Pre-Closing Tax Periods pursuant to Section 9.01(b), then Purchaser shall pay an amount equal to such excess to the Seller within thirty (30) business days after the date on which the last such Tax Return for a Straddle Period is filed.
     (e) Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any Proceedings relating to the Tax liabilities imposed on or relating to the Sellers, the Companies or Cawse for all Pre-Closing Tax Periods and any Straddle Periods, Purchaser, the Companies and Cawse on the one hand, and the Sellers on the other hand, shall cooperate fully with each other, including by furnishing or making available during normal business hours, records, personnel (as reasonably required and at no cost to the other party), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Competent Authorities as to the imposition of Taxes. The Companies and Cawse and the Sellers agree (A) to retain all books and records with respect to Tax matters pertinent to the Companies and Cawse relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and to the extent notified by Purchaser or the Sellers, extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Competent Authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Companies and Cawse and the Sellers, as the case may be, shall allow the other party to take possession of such books and records. Any information obtained under this Section 9.01(e) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other Proceeding.
     (f) Refunds and Credits. Purchaser shall pay or cause to be paid to the Sellers any Tax refunds or credits (except to the extent reflected on the Cawse Closing Statement or the HNO Closing Statement or due as the result of utilizing net carried forward operating or capital losses) attributable to any Pre-Closing Tax Period received by or credited to Purchaser, a Company or Cawse, net of any direct costs attributable to receipt of such refund or credit, including Taxes payable with respect to such refund, within ten (10) business days after the receipt of such refund or the realization of such credit. All refunds attributable to any (i) Post-Closing Tax Period or (ii) Pre-Closing Tax Period not otherwise payable to the Sellers shall be for the benefit of Purchaser and if received by or otherwise credited to the Sellers or any affiliate thereof (other than a Company or Cawse), the Sellers shall pay or cause to be paid an amount equal to such refund or credit to Purchaser within ten (10) business days after the receipt of such refund or the realization of such credit. At the Sellers’ request, Purchaser and the Companies and Cawse shall cooperate with the Sellers in obtaining such refunds, including through the filing of amended Tax Returns or refund claims as prepared by the Sellers, at the Sellers’

expense. Purchaser shall permit the Sellers to control the prosecution of any refund claim attributable to any Pre-Closing Tax Period and, where deemed appropriate by the Sellers, shall authorize by appropriate powers of attorney such persons as the Sellers shall designate to represent the Companies or Cawse with respect to such refund claim.
     (g) Allocation. Each of the Sellers and Purchaser agree to allocate the Purchase Price among the Subject Shares and the Talvivaara Shares as set forth in Schedule 9.01(g) (the “Allocation”). The Allocation shall be adjusted to reflect any adjustments made pursuant to Section 1.01(b), Section 1.04 and Articles IX and X. Except for adjustments for the parties’ transaction costs, the Sellers and Purchaser shall report the sale and purchase of the Subject Shares and the Talvivaara Shares in accordance with the Allocation on all relevant Tax Returns and shall not take any position inconsistent with such Allocation unless required by applicable Law. Neither Purchaser nor the Sellers will disclose the Allocation to any Governmental Entity or third party in the absence of an affirmative legal obligation and unless disclosure to a third party (other than a Governmental Entity) is subject to a confidentiality agreement; provided, however, that the Sellers and Purchaser shall be permitted to disclose the Allocation to any Competent Authority on any required Tax Returns and as otherwise required by Law.
     SECTION 9.02. Tax Indemnification.
     (a) From and after the Closing, the Sellers shall jointly and severally indemnify Purchaser, its affiliates (including the Companies, Cawse, MPI and Talvivaara) and each of their respective officers, directors, employees, stockholders, agents and representatives (the “Purchaser Indemnitees”) against and hold them harmless from (i) all liability for Taxes of the Companies and Cawse or any affiliated group of which either of the Company or Cawse has ever been a member for the Pre-Closing Tax Period to the extent that the sum of all such Taxes exceeds the aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods on the Cawse Closing Statement or the HNO Closing Statement (excluding any deferred Tax assets or liabilities that reflect timing differences between the financial statement carrying value of assets and liabilities and their Tax bases) and (ii) all liability for Taxes of the Sellers or any other corporation which is or has been affiliated with the Sellers (other than either of the Companies or Cawse), and (iii) any and all Taxes of any person (other than the Companies or Cawse) imposed on the Companies or Cawse as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing. Notwithstanding the foregoing, the Sellers shall not indemnify and hold harmless any Purchaser Indemnitee from any liability for Taxes attributable to any action taken after the Closing by Purchaser, any of its affiliates (including the Companies, Cawse, MPI or Talvivaara), or any transferee of Purchaser or any of its affiliates (other than any such action expressly required by applicable Law or by this Agreement) or attributable to a breach by Purchaser of its obligations under this Agreement.
     (b) From and after the Closing, Purchaser shall indemnify the Sellers, their affiliates (excluding the Companies, Cawse, MPI and Talvivaara) and each of the respective officers, directors, employees, stockholders, agents and representatives (the “Seller Indemnitees”) and hold them harmless from (i) all liability for Taxes of the Companies and Cawse for any Post-Closing Tax Period, (ii) all liability for Taxes of the Companies and Cawse for any Pre-Closing Tax Period but only to the extent that the sum of such Taxes does not exceed the aggregate accruals or reserves for Taxes for Pre-Closing Tax Periods on the Cawse Closing Statement or

the HNO Closing Statement (excluding any deferred Tax assets or liabilities that reflect differences between the financial statement carrying value of assets and liabilities and their Tax bases) and (iii) all liability for Taxes attributable to any action taken after the Closing by Purchaser, any of its affiliates (including the Companies, Cawse, MPI or Talvivaara), or any transferee of Purchaser or any of its affiliates (other than any such action expressly required by applicable Law or by this Agreement) or attributable to a breach by Purchaser of its obligations under this Agreement.
     (c) Procedures Relating to Indemnification of Tax Claims.
     (i) If a claim shall be made by any Competent Authority, which, if successful, might result in an indemnity payment to any Purchaser Indemnitee pursuant to this Section 9.02, Purchaser shall notify promptly the Sellers in writing of such claim (a “Tax Claim”). The failure of Purchaser to give such notice shall not relieve the Sellers of their indemnification obligations under this Agreement, except to the extent the Sellers are prejudiced by such failure to give such notice.
     (ii) With respect to any Tax Claim relating solely to Taxes of either of the Companies or Cawse for a Pre-Closing Tax Period, the Sellers shall control all Proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, Proceedings, hearings and conferences with any Competent Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. With respect to any Tax Claim relating to Taxes of either of the Companies or Cawse for a Straddle Period, (A) each party may participate in all Proceedings taken in connection with such Tax Claim, at its expense, and (B) the Proceedings taken in connection with such Tax Claim shall be controlled by that party which would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may be anticipated reasonably for future Tax periods.
     (iii) In no case shall any Purchaser Indemnitee settle or otherwise compromise any Tax Claim without the Sellers’ prior written consent, which consent shall not be unreasonably withheld or delayed. Neither party shall settle a Tax Claim relating solely to Taxes of either of the Companies or Cawse for a Straddle Period without the other party’s prior written consent, which consent shall not be unreasonably withheld or delayed.
ARTICLE X
INDEMNIFICATION
     SECTION 10.01. Survival.
     (a) All representations and warranties contained in this Agreement or made pursuant hereto shall survive the Closing until the second anniversary of the Closing Date, except for representations and warranties contained in: (i) Section 4.05(b), which shall survive until the date which is six (6) months after the Closing Date; (ii) Section 2.01, 2.02, 3.01, 3.02, 4.01, 5.01 and 5.02, which shall survive until the tenth anniversary of the Closing Date; and (iii) Section 4.09 and 4.14, which shall survive until the earlier of expiration of the applicable statute of limitations or the tenth anniversary of the Closing Date. The right of indemnification, payment of Covered Losses or other remedy based on such representations, warranties, covenants and agreements will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, including as disclosed in the Data Room or otherwise, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect any right to indemnification, payment of Covered Losses, or other remedy based on such representations, warranties, covenants and agreements contained in this Agreement.
     (b) The covenants and agreements of the parties hereto contained in this Agreement shall survive in accordance with their respective terms.
     SECTION 10.02. Indemnification by OMG and the Sellers.
(a) (i) From and after the Closing Date, OMG and the Sellers shall jointly and severally indemnify and save and hold harmless the Purchaser Indemnitees from and against any Covered Losses suffered by any such Purchaser Indemnitees (other than any Covered Loss relating to Taxes, for which indemnification provisions are exclusively set forth in Article IX) directly or indirectly resulting from or arising out of or in connection with:
     (A) any misrepresentation of or inaccuracy in any representation or warranty of OMG or the Sellers contained in Article II, Article III or Article IV (excluding Section 4.14);
     (B) any nonfulfillment or breach of any covenant or agreement made by OMG or the Sellers in this Agreement;
     (C) any failure of the Sellers to repay as of the Closing all intercompany accounts between OMG and its affiliates (excluding the Companies and Cawse) on the one hand, and the Companies and Cawse, on the other hand;
     (D) any claim by LionOre Mining International Limited (or any of its affiliates) that its (or any of its affiliates’) consent was or is needed to consummate the transactions contemplated hereby;
     (E) any misrepresentation of or inaccuracy in any representation or warranty of OMG or the Sellers contained in Section 4.14 or any Environmental Liability, to the extent arising or existing under Environmental Laws in effect prior to or at the Closing Date, and arising from: (i) the operations of the Companies or Cawse prior to the Closing Date; (ii) the condition as of the Closing Date of any real property used or occupied by the Companies or Cawse prior to the Closing Date (the Environmental Reports creating a rebuttable presumption as to the condition of the Audited Sites at the time of the Environmental Audit); provided, however that Purchaser shall not be entitled to indemnification under this Section 10.02(a)(i)(E): (x) with respect to any Environmental Liability to the extent such liability is imposed by a Governmental Entity as the result of disclosure by Purchaser of the Environmental Reports in violation of Section 6.13(b); or (y) to the extent such Environmental Liability arises from Remediation required under applicable Environmental Laws due to a change in the use of the real property used or occupied by the Companies or Cawse as an industrial facility from and after the Closing Date;
     (F) the pension arrangements for Messrs. Antti Aaltonen, Heikki Saari and Jukka Savolainen based on their employment with the Companies through the Closing Date; and
     (G) the KCH BV Restructuring or ownership by KCH BV of any interest in OMG Finland, GTL (Channel Islands) or KPS (Gibraltar).
     (ii) The Purchaser Indemnitees shall not be entitled to assert any indemnification pursuant to (1) Section 10.02(a)(i)(A) or (B) with respect to any representation, warranty, covenant or agreement after the expiration of the applicable survival period for such representation, covenant, warranty or agreement referenced in Section 10.01 or (2) Section 10.02(a)(i)(D) or (E) after the earlier of the expiration of the applicable statute of limitations or the tenth anniversary of the Closing Date; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to OMG in accordance with Section 10.04 for such indemnification, the Purchaser Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article X.
     (iii) Any indemnification of a Purchaser Indemnitee pursuant to this Section 10.02 shall be effected by wire transfer or transfers of immediately available funds from OMG and the Sellers to an account or accounts designated in writing by the applicable Purchaser Indemnitee to OMG and the Sellers within fifteen (15) days after the final determination thereof.
     (b) Subject to Section 6.13(f), OMG and the Sellers shall have no liability for indemnification pursuant to Section 10.02(a)(i)(A), (D) or (E) (but only with respect to any misrepresentation of or inaccuracy of Section 4.14) with respect to Covered Losses for which indemnification is provided thereunder unless such Covered Losses exceed in the aggregate US$1,500,000, in which case, subject to Section 10.02(c), OMG and the Sellers shall be liable for all such Covered Losses in excess of such amount.
     (c) In no event shall the Sellers and OMG have any liability or indemnification obligation for Covered Losses:

     (i) arising pursuant to Section 10.02(a)(i)(A) from misrepresentations or inaccuracies of any representation or warranty contained in Article II, Article III or Article IV (other than the representations and warranties contained in Sections 3.04, 4.02 and 4.14) in excess of 20% of the Purchase Price (as adjusted from time to time) less the amount of any Covered Losses indemnified pursuant to Sections 10.02(c)(iii) and (iv);
     (ii) arising pursuant to Section 10.02(a)(i)(A) from misrepresentations or inaccuracies of any representation or warranty contained in Sections 3.04 or 4.02 in excess of 100% of the Purchase Price (as adjusted from time to time) less the amount of any Covered Losses indemnified pursuant to Sections 10.02(c)(i), (iii) and (iv);
     (iii) arising pursuant to Section 10.02(a)(i)(D) in excess of 20% of the Purchase Price (as adjusted from time to time) less the amount of any Covered Losses indemnified pursuant to Sections 10.02(c)(i) and (iv); and
     (iv) subject to Section 6.13(f), arising pursuant to Section 10.02(a)(i)(E) in excess of 15% of the Purchase Price (as adjusted from time to time);
provided, however, that the aggregate amount of Covered Losses to be paid under Sections 10.02(c)(i), (iii) and (iv) will not exceed 20% of the Purchase Price (as adjusted from time to time); provided further, that the aggregate amount of Covered Losses to be paid under this Section 10.02(c) will not exceed 100% of the Purchase Price (as adjusted from time to time).
     No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.
     (d) For the avoidance of doubt, there shall be no limit on the liability or indemnification obligation of the Sellers and OMG for Covered Losses arising pursuant to Section 10.02(a)(i)(B), Section 10.02(a)(i)(C), Section 10.02(a)(i)(F) or Section 10.02(a)(i)(G).
     (e) Except as otherwise specifically provided in this Agreement, Purchaser acknowledges that after the Closing its sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Acquisition, the other transactions contemplated hereby, and either of the Companies or Cawse (other than claims pursuant to the Related Documents, and claims of, or causes of action arising from, fraud or intentional misrepresentation) shall be pursuant to the indemnification provisions set forth in Article IX and this Article X.
     SECTION 10.03. Indemnification by Purchaser.
(a) (i) From and after the Closing Date, Purchaser shall indemnify and save and hold harmless the Seller Indemnitees from and against any Covered Losses suffered by any such Seller Indemnitees (other than any Covered Loss relating to Taxes, for which indemnification provisions are set forth in Article IX) directly or indirectly resulting from or arising out of or in connection with: (A) any misrepresentation of or inaccuracy in any representation or warranty of Purchaser contained in Article V; (B) any nonfulfillment or breach of any covenant or agreement made by Purchaser in this Agreement; (C) any Assigned Contracts; (D) the Guarantees; and (E) any assignment by Purchaser to any of Purchaser’s Designees pursuant to Section 11.01.

     (ii) The Seller Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 10.03 with respect to any representation, warranty, covenant or agreement after the expiration of the applicable survival period for such representation, covenant, warranty or agreement referenced in Section 10.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to Purchaser in accordance with Section 10.04 for such indemnification, the Seller Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article X.
     (iii) Any indemnification of a Seller Indemnitee pursuant to this Section 10.03 shall be effected by wire transfer or transfers of immediately available funds from Purchaser to an account or accounts designated in writing by the applicable Seller Indemnitee to Purchaser within fifteen (15) days after the final determination thereof.
     (b) Purchaser shall have no liability for indemnification pursuant to Section 10.03(a)(i)(A): (x) with respect to Covered Losses for which indemnification is provided thereunder unless such Covered Losses exceed in the aggregate US$1,500,000, in which case Purchaser shall be liable for all such Covered Losses in excess of such amount; provided, however, that in no event shall Purchaser have any liability or indemnification obligation for Covered Losses arising pursuant to Section 10.03(a)(i)(A) in excess of 20% of the Purchase Price (as adjusted from time to time). No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.
     (c) Except as otherwise specifically provided in this Agreement, OMG and the Sellers acknowledge that after the Closing their sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Acquisition and the other transactions contemplated hereby, (other than claims pursuant to the Related Documents and claims of, or causes of action arising from, fraud or intentional misrepresentation) shall be pursuant to the indemnification provisions set forth in Article IX and this Article X.
     SECTION 10.04. Procedures.
     (a) Third-Party Claims. In order for a person (the “indemnified party”) to be entitled to any indemnification provided for under Section 10.02 or 10.03 in respect of, arising out of or involving a claim made by any person against the indemnified party (a “Third-Party Claim”), such indemnified party must notify the indemnifying party in writing (and in reasonable detail) of the Third-Party Claim within ten (10) business days after receipt by such indemnified party of notice of the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure (although the indemnifying party shall not be liable for any expenses incurred during the period in which the indemnified party failed to give such notice). Thereafter, the indemnified party shall deliver to the indemnifying party, within five (5) business days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third-Party Claim.

     (b) Assumption. If a Third-Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party, who shall consent to such counsel unless it has reasonable objections thereto. Should the indemnifying party so elect to assume the defense of a Third-Party Claim and the indemnified party consents to the chosen counsel, then:
     (i) the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof;
     (ii) the indemnified party shall have the right to participate in the defense thereof and to employ counsel (not to be unreasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense; and
     (iii) all the indemnified parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third-Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third-Party Claim as provided above). Whether or not the indemnifying party assumes the defense of a Third-Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld). If the indemnifying party assumes the defense of a Third-Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third-Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third-Party Claim and which releases the indemnified party completely in connection with such Third-Party Claim.
     (c) Other Claims. In the event that any indemnified party has a claim against any indemnifying party under Section 10.02 or 10.03 that does not involve a Third-Party Claim being asserted against, or sought to be collected from, such indemnified party, the indemnified party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Section 10.01, the failure by any indemnified party to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such indemnified party under Section 10.02 or 10.03, except to the extent that the indemnifying party demonstrates that it has been prejudiced by such failure.
     (d) Mitigation. Purchaser, OMG and the Sellers shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability. In the event that Purchaser, OMG or the Sellers shall fail to make such commercially reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any person for any Covered Losses that could reasonably be expected to have been avoided if Purchaser (on one hand) or OMG or the Sellers (on the other hand), as the case may be, had made such efforts.
     SECTION 10.05. No Additional Representations. Purchaser acknowledges that, except as expressly set forth in this Agreement (as qualified by the Schedules):
     (i) none of OMG, the Sellers, the Companies or any other person has made any representation or warranty, express or implied, as to the Companies or Cawse or the accuracy or completeness of any information regarding the Companies and Cawse furnished or made available to Purchaser and its representatives;
     (ii) Purchaser has not relied on any representation or warranty from the Sellers or any other person in determining to enter into this Agreement;
     (iii) none of the Sellers or any other person shall have, or be subject to, any liability to Purchaser or any other person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents or material made available to Purchaser in the Data Room, or otherwise, management presentations or in any other form in expectation of the transactions contemplated hereby; and
     (iv) should the Closing occur, Purchaser shall acquire the Subject Shares without any representation or warranty as to merchantability or fitness of the assets of the Companies or Cawse for any particular purpose, in an “as is” condition and on a “where is” basis.
     SECTION 10.06. Adjustments. All payments made pursuant to Articles IX and X shall be treated by the parties hereto on all applicable Tax Returns as an adjustment to the Purchase Price.
ARTICLE XI
GENERAL PROVISIONS
     SECTION 11.01. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party without the prior written consent of the other parties hereto, except that Purchaser may assign its rights hereunder (but not its obligations) to any of Purchaser’s Designees. Any attempted assignment in violation of this Section 11.01 shall be void.
     SECTION 11.02. No Third-Party Beneficiaries. Except as provided in Articles IX and X, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.
     SECTION 11.03. Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, ten (10) days after mailing (two (2) business days in the case of express mail or courier service, or one (1) business day in the case of overnight courier service), as follows:
     (i) if to NN or Purchaser, then as set forth on Schedule 11.03(i); and
     (ii) if to OMG or the Sellers, then as set forth on Schedule 11.03(ii).
     SECTION 11.04. Interpretation; Exhibits and Schedules; Certain Definitions.
     (a) The following provisions shall be applied wherever appropriate herein:
     (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used;
     (ii) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural;
     (iii) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders;
     (iv) all accounting terms not specifically defined herein shall be construed in accordance with US GAAP, Australian GAAP or Finnish GAAP, as applicable;
     (v) this Agreement shall be deemed to have been drafted by the parties and this Agreement shall not be construed against any party as the principal draftsperson hereof;
     (vi) any references herein to a particular Section, Article, Exhibit or Schedule means a Section or Article of, or an Exhibit or Schedule to, this Agreement unless another agreement is specified;
     (vii) all references or citations in this Agreement to statutes or regulations or statutory or regulatory provisions shall, when the context requires, be considered citations to such statutes, regulations, or provisions directly or indirectly superseding such statutes, regulations, or provisions;
     (viii) the Exhibits and Schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement;

     (ix) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof;
     (x) unless otherwise expressly provided, wherever the consent of any person is required or permitted herein, such consent may be withheld in such person’s sole and absolute discretion;
     (xi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”; and
     (xii) “including” means including, without limitation.
The disclosure of any matter or item in any Schedules hereto shall not be deemed to constitute an acknowledgement that any such matter is required to be disclosed or is otherwise material. Any capitalized terms used in any Exhibit or Schedules but not otherwise defined therein, shall have the meaning as defined in this Agreement. The information and disclosures contained in each of the Schedules correspond to a particular representation or warranty as noted therein, and shall not be deemed to be disclosed and incorporated by reference in any other section of any other Schedule or deemed to qualify or limit any other representation or warranty unless (1) such information or disclosure is clearly incorporated by reference into such other section of such other Schedule or (2) the applicability of such information or disclosure to another Schedule or representation or warranty is readily apparent on its face.
     (b) For all purposes hereof:
          “Adverse Impact” means an adverse effect or impact on the business, assets or financial condition of the Companies or Cawse giving rise to damages or losses reasonably expected to exceed US$1,000,000.
          “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first person.
          “Assigned Contracts” means each of the Contracts set forth in Schedule 11.04(b)(i).
          “Australian GAAP” means Australian generally accepted accounting principles, consistently applied.
          “business day” means any day, other than a Saturday or Sunday, on which commercial banks are not required or authorized to close in the City of New York, New York, U.S.A. and the City of London, England.
          “Cash” means, of any person as of the relevant date, the amount of cash, cash equivalents, deposits, bonds and similar items.

          “Cawse Net Working Capital” means as of any date (1) the current assets of Cawse as of such date, minus (2) the current liabilities of Cawse as of such date; in each case, as calculated in accordance with Australian GAAP and as set forth on Schedule 11.04(b)(ii).
          “Cawse Target Net Working Capital” means the amount set forth on Schedule 11.04(b)(iii).
          “Cobalt Intermediates” means partially refined cobalt materials having cobalt content of less than 95% (metals basis).
          “Company Material Adverse Effect” means a material adverse effect on the Companies, taken as a whole; provided, however, that any such effect resulting or arising from or relating to any of the following matters shall not be considered when determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur: (i) the general conditions in the industries in which the Companies or Cawse operate, including competition in any of the geographic areas in which the Companies or Cawse operate or developments or changes therein; (ii) any conditions in the general economy in any of the geographic areas in which any of the Companies or Cawse operate or developments or changes therein, including changes in the price of nickel; (iii) political conditions, including acts of war (whether or not declared), armed hostilities and terrorism, or developments or changes therein; (iv) any conditions resulting from natural or manmade disasters or other acts of God; (v) compliance by the Sellers with their covenants and agreements contained in this Agreement; (vi) the failure of the financial or operating performance of the Companies or Cawse to meet internal projections or budgets for any period prior to, on or after the date of this Agreement; (vii) any action taken or omitted to be taken by or at the written request or with the written consent of Purchaser; (viii) the announcement of this Agreement or the transactions contemplated hereby; (ix) currency exchange rates, including any fluctuations or other changes therein; or (x) changes in any Laws or accounting principles.
          “Contamination” means the effects of any Release.
          “Contract” means any written contract, lease, license, loan or credit agreement, indenture, agreement, commitment or other legally binding arrangement.
          “Control” (including, with correlative meanings, the terms “Controlled by” and “under common Control with”), as used with respect to any person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by Contract or otherwise.
          “Covered Loss” means any and all losses, liabilities (excluding contingent liabilities), claims, fines, deficiencies, damages, obligations, payments or diminution in value (including those arising out of any settlement, Judgment or compromise relating to any Proceeding), reasonable costs and expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’ and accountants’ fees and any other reasonable out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Proceeding) whether or not involving a Third-Party Claim, in each case that are incurred or suffered or are due and payable, including any of the foregoing arising under, out of, or in connection with, any Proceeding, Judgment or award of any arbitrator of any kind, or any Law or Contract; provided, however, that Covered Loss excludes any loss or liability having an aggregate value of less than US$100,000, and any loss or liability that has been accrued for or reserved against in the Cawse Closing Statement or the HNO Closing Statement (to the extent of such reserve). The amount of any Covered Loss subject to indemnification hereunder shall be calculated net of (a) any net insurance proceeds received or receivable by the indemnitee on account of such Covered Loss and (b) any net Tax benefit recognized by the indemnitee arising from the recognition of the Covered Loss and any other payment received with respect to a Covered Loss. The indemnitee shall seek full recovery from any third-parties and under all insurance policies covering any Covered Loss to the same extent as it would if such Covered Loss were not subject to indemnification pursuant to the terms of this Agreement. In the event any payment is made in respect of Covered Losses, the indemnitor who made such payment shall be subrogated to the extent of such payment to any related rights of recovery of the indemnitee receiving such payment against any third-party. In the event that an insurance or other recovery is made or a net Tax benefit is recognized by the indemnitee with respect to any Covered Loss for which any indemnitor has made a payment to an indemnitee hereunder, then a refund equal to the amount of any such recovery or benefit realized by the indemnitee shall be made promptly to the indemnitor that provided such indemnification to the indemnitee.
          “Data Room” means the data rooms maintained by the Sellers, their affiliates or their respective legal counsel and made available to Purchaser and its representatives in connection with the transactions contemplated hereby, and all other materials provided or made available to Purchaser and its representatives prior to the date of this Agreement in response to due diligence requests from such parties.
          “Debt” means, of any person as of the relevant date, without duplication (i) the principal of and, accrued and unpaid interest in respect of borrowed money of such person, whether evidenced by bonds, notes, debentures or similar instruments, (ii) the deferred and unpaid purchase price of any equipment, property or services (including pursuant to capital leases), except any such balance that constitutes an accrued expense or a trade payable, (iii) the net obligations of such person under interest rate exchange, currency exchange, swaps, futures or similar agreements but specifically excluding hedging arrangements used in trading activity, (iv) all Debt of any third party, secured by any Lien on any property or asset of such person (whether or not such Debt is assumed by such person) (v) guarantees (including, without limitation, obligations under reimbursement agreements in respect of letters of credit) other than endorsements for collection or deposit in the ordinary course of business of all or any part of the Debt of any third party and (vi) any outstanding obligation of such person to pay any dividend or other profit distributions to the holders of such person’s capital stock that has not been satisfied in full.
          “Employee” means any individual who, as of the date of this Agreement or as of the Closing, is actively employed (whether full- or part-time or casual) by either of the Companies or Cawse, or any such individual who is on short-term disability leave, authorized leave of absence, military service or lay-off with recall rights as of the Closing.

          “Environmental Laws” means, collectively, any and all Laws, Judgments or Permits relating in any way to Contamination, any Hazardous Material, protection of the environment (indoor and outdoor), protection of natural resources, or protection of health and safety, including those relating to exposures or threatened exposures of any person to, or emissions, discharges, Releases, or threatened emissions, or discharges, to, on, onto or into the environment, of any Hazardous Material.
          “Environmental Liability” means any and all liabilities, losses, claims, penalties, damages, costs and expenses of whatever nature or kind, known or unknown, contingent or otherwise, relating in any way to compliance with or arising under or from any Environmental Law or arising under any theory of law or equity and relating to, or arising from, Releases, Contamination or the use, treatment, storage, disposal, transport, generation, management, exposure to or handling of any Hazardous Material.
          “Exchange Rate” means the exchange rate set forth in The Wall Street Journal (Eastern Edition), or, if not reported thereby, as reported by any other authoritative journal, in each case, as of the applicable date.
          “Finnish GAAP” means Finnish generally accepted accounting principles, consistently applied.
          “Governmental Entity” means any national, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.
          “Hazardous Material” means any element, substance, chemical, compound or mixture whether solid, liquid or gaseous, that: (a) is subject to regulation of any kind by any Governmental Entity or statutory or regulatory body with regard to protection of the environment or protection of health and safety; or (b) the exposure, presence or existence to or of which shall at any time give rise to any Environmental Liability.
          “HNO Net Working Capital” means as of any date shall mean (1) the current assets of HNO as of such date, minus (2) the current liabilities of HNO as of such date; in each case, as calculated in accordance with Finnish GAAP and as set forth on Schedule 11.04(b)(iv).
          “HNO Target Net Working Capital” means the amount set forth on Schedule 11.04(b)(v).
          “Industrial Instrument” means any award or minimum wage order made or approved by an industrial tribunal which applies to any Employee.
          “Judgment” means any judgment, injunction, order or decree of any Governmental Entity.
          “Knowledge” means the actual knowledge of any person listed in Schedule 11.04(b)(vi).

          “Labor Agreements” mean any and all Contracts, collective bargaining agreements and other labor agreements between either of the Companies or Cawse, on the one hand, and either any group of Employees employed by either of the Companies or Cawse or any certified or lawfully recognized labor organization representing Employees employed by either of the Companies or Cawse, on the other hand.
          “Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.
          “Lien” means any mortgage, lien, security interest, charge, easement, lease, sublease, covenant, right of way, option, claim, restriction or encumbrance of any kind.
          “native title” has the meaning provided in section 223 of the Native Title Act 1993 (Commonwealth of Australia).
          “Nickel Proposal” means: (i) any inquiry, proposal or offer for a merger, consolidation, business combination or other similar transaction solely with respect to the Companies, Cawse, the Subject Shares, the Talvivaara Investment, the Cawse Stock, the MPI Stock, or the Nickel Business, (ii) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, the Subject Shares, the Talvivaara Investment, the MPI Stock or the Cawse Stock; or (iii) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, the assets of the Companies, Cawse or the Nickel Business, in each case, other than the transactions contemplated by this Agreement.
          “OMG Change-in-Control” means a change in Control of OMG in which a competitor in the production of nickel, platinum group metals or cobalt acquires Control of OMG.
          “Permitted Liens” means (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales Contracts and equipment leases with third-parties entered into in the ordinary course of business and Liens for Taxes that are not due and payable or that may thereafter be paid without penalty, (ii) Liens that secure obligations that are reflected as liabilities on the Balance Sheet or the existence of which is referred to in the notes to the Balance Sheet, (iii) easements, covenants, rights-of-way and other similar restrictions of record, (iv) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Property made prior to the Closing, (v) (A) zoning, building and other similar restrictions and (B) Liens that have been placed by any developer, landlord or other third-party on property over which either of the Companies or Cawse has easement rights or on any Leased Property and subordination or similar agreements relating thereto, and (vi) any Liens that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the property or asset which is subject to such Lien.
          “person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.
          “Post-Closing Tax Period” means all taxable periods or portions thereof beginning after the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that begins immediately after the Closing Date shall constitute a Post-Closing Tax Period.
          “Pre-Closing Tax Period” means all taxable periods or portions thereof ending on or before the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period.
          “Proceeding” means any judicial, administrative, investigative or arbitral actions, suits or proceedings by or before any Governmental Entity.
          “Related Documents” means the documents set forth in Schedule 11.04(b)(vii).
          “Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source to, on, onto or into the environment.
          “Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual Release of Hazardous Materials.
          “Required Regulatory Approval” means all consents, approvals or authorizations of, or filings with or notifications to (i) the European Commission, (ii) the Treasurer of the Commonwealth of Australia under the FATA, (iii) the Chinese Ministry of Commerce and the State Administration for Industry and Commerce, and (iv) any other Governmental Entity as may be identified by the parties prior to the Closing in order to consummate the Acquisition.
          “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body, or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first person or by another subsidiary of such first person.
          “Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp, value added, goods and services, real property transfer or gains, or similar Taxes and fees (including any penalties and interest) arising on the transactions effectuated pursuant to this Agreement.
          “US GAAP” means United States generally accepted accounting principles, consistently applied.
     (c) Location of Additional Defined Terms. Set forth below is a list of terms defined elsewhere in this Agreement:

Term	Section
Acquisition	1.01	(a)
Additional Talvivaara Interest	Recitals
Agreement	Preamble
Allocation	9.01	(g)
Audited Sites	6.13	(a)
Australian Accounting Firm	1.04	(b)
Balance Sheet	4.04
Balance Sheet Date	4.04
Business Property	4.06	(a)
Cawse	Recitals
Cawse Balance Sheet	4.04
Cawse Closing Balance Sheet	1.04	(a)
Cawse Closing Statement	1.04	(a)
Cawse Environmental Consultant	6.13	(a)
Cawse Final Cash	1.04	(a)
Cawse Final Debt	1.04	(a)
Cawse Final Working Capital	1.04	(a)
Cawse Final Working Capital Statement	1.04	(a)
Cawse Financial Statements	4.04
Cawse Interim Financial Statements	4.04
Cawse Stock	Recitals
Cawse Target Cash	1.01	(c)
Cawse Target Debt	1.01	(c)
Cawse Tenements	4.06	(a)
Closing	1.02
Closing Date	1.02
Closing Payment	1.01	(a)
Companies	Recitals
Company Contract	4.08	(b)
Company Intellectual Property	4.07	(b)
Company Leases	4.06	(a)
Company Property	4.06	(a)
Competent Authority	4.09	(h)
Confidentiality Agreement	6.04
Contract Assignment and Assumption Agreement	1.03(a)(v)
Deed of Transfer	1.03(b)(ii)
EC	6.05(b)(iii)
ECMR	2.03
Employee Plans	4.11
Environmental Audit	6.13	(a)
Environmental Report	6.13	(a)
FATA	2.03
Finnish Accounting Firm	1.04	(d)
General Enforceability Exceptions	2.02
Guarantees	6.12

Term	Section
HCH BV	Preamble
HNO	Recitals
HNO Balance Sheet	4.04
HNO Closing Balance Sheet	1.04 (c)
HNO Closing Statement	1.04 (c)
HNO Environmental Consultant	6.13 (a)
HNO Final Cash	1.04 (c)
HNO Final Debt	1.04 (c)
HNO Final Working Capital	1.04 (c)
HNO Final Working Capital Statement	1.04 (c)
HNO Financial Statements	4.04
HNO Interim Financial Statements	4.04
HNO Shares	Recitals
HNO Target Cash	1.01 (c)
HNO Target Debt	1.01 (c)
indemnified party	10.04 (a)
Intellectual Property	4.07 (b)
KCH BV	Recitals
KCH BV Restructuring	7.02 (d)
KCH BV Shares	Recitals
Leased Property	4.06 (a)
Material Customers	4.20
Material Suppliers	4.20
MPI	Recitals
MPI Stock	Recitals
Names, Trademarks and Logos	6.08 (a)
New BV	Preamble
Nickel Business	3.05
NN	Preamble
OMG	Preamble
OMG Entities	6.12
OMG Finland	Preamble
OMG Kokkola	1.03(b)(vi)
OMG Material Adverse Effect	2.01
OMG Representatives	6.02
Outside Date	8.01(a)(iv)
Owned Property	4.06 (a)
Patent License Agreement	1.03(a)(iii)
Permits	4.13 (b)
Purchase Price	1.01 (a)
Purchaser	Preamble
Purchaser Indemnitees	9.02 (a)
Purchaser Material Adverse Effect	5.01
Purchaser’s Designees	1.01 (a)
Recognized Environmental Conditions	6.13 (c)
Regulatory Concessions	6.05 (c)

Term	Section
Relevant Employees	4.21 (b)
Right of First Refusal	1.01(b)(i)
Seller Indemnitees	9.02 (b)
Sellers	Preamble
Sellers Material Adverse Effect	3.01
Senior Employees	4.21 (d)
Share Transfer Agreement	1.03(b)(iii)
Straddle Period	9.01 (b)
Subject Shares	Recitals
Talvivaara	Recitals
Talvivaara Investment	Recitals
Talvivaara Loan Agreement	3.04 (b)
Talvivaara Shares	Recitals
Talvivaara Transfer Procedures	6.14(a)(ii)
Tax	4.09 (h)
Tax Claim	9.02(c)(i)
Tax Return	4.09 (h)
Tax Returns	4.09 (h)
Taxes	4.09 (h)
Tenement	4.06 (a)
Third-Party Claim	10.04 (a)
Transferred Employees	6.15
Transition Services Agreement	1.03(a)(iii)
Voting Company Debt	4.02 (a)
     SECTION 11.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.
     SECTION 11.06. Entire Agreement. This Agreement, the Schedules, the Related Documents and the Confidentiality Agreement, contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter, except as specifically set forth herein or in the Related Documents or the Confidentiality Agreement.
     SECTION 11.07. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing Purchaser, on the one hand, or the Sellers, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.
     SECTION 11.08. Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.
     SECTION 11.09. Governing Law and Jurisdiction.
     (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of Laws thereof (other than Section 5-1401 of the General Obligations Law). Except as otherwise expressly provided herein, each party hereto irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, over any claim, dispute or matter arising under or in connection with this Agreement.
     (b) Each party hereto irrevocably waives any objection which it may now or later have to Proceedings being brought in the courts of the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, and any claim that Proceedings have been brought in an inconvenient forum. Each party further irrevocably agrees that a Judgment in any Proceeding brought in such courts, as applicable, shall be conclusive and binding upon each party and may be enforced in the courts of any other jurisdiction. Without limiting the generality of the foregoing, each of the parties hereby agree that any such Judgment may be enforced against any assets and properties of whatever kind and nature, real or personal, tangible or intangible, wherever located, including the proceeds resulting from the sale or other disposition of any such assets or properties, of each of the parties.
     SECTION 11.10. Waiver of Jury Trial. Each party hereby waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any transaction contemplated hereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.10.
     SECTION 11.11. Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
     SECTION 11.12. Specific Performance. In addition to any other remedies which the parties may have at Law or in equity, the parties hereby acknowledge that the harm to a party resulting from breaches by the other parties hereunder will not be adequately compensated by damages. Accordingly, each of the parties agrees that any of them shall have the right to seek an order or decree of specific performance of any of the obligations of the other parties hereunder in the courts identified in Section 11.09.

      SECTION 11.13. Translation. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.
[Signature Page Follows]

          IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

OMG KOKKOLA CHEMICALS HOLDING (TWO) BV by
/s/ Gregory J. Griffith
Name:	Gregory J. Griffith
Title:	By Power of Attorney

OMG HARJAVALTA CHEMICALS HOLDING BV by
/s/ Gregory J. Griffith
Name:	Gregory J. Griffith
Title:	By Power of Attorney

OMG FINLAND OY by
/s/ Valerie Gentile Sachs
Name:	Valerie Gentile Sachs
Title:	Director

OM GROUP, INC. by
/s/ Kenneth Haber
Name:	Kenneth Haber
Title:	Chief Financial Officer

NORILSK NICKEL (CYPRUS) LIMITED by
/s/ Pasqual Siegfried
Name:	Pasqual Siegfried
Title:	Director

OJSC MMC NORILSK NICKEL by
/s/ Michael Prokhorov
Name:	Michael Prokhorov
Title:	General Director—Chairman of the Management Board